Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 23, 2005

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

ACTIVITY REPORT FOR THE FIRST HALF OF 2005

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A French corporation (société anonyme) with capital of €73,647,935.20
Corporate headquarters: 6-8 allée de l’Arche, Faubourg de l’Arche – Zac Danton,
92400 COURBEVOIE
Nanterre Trade Registry B 589 803 261. - APE: 741J.

I	MAJOR EVENTS DURING THE FIRST HALF OF THE YEAR

II	ACTIVITY REPORT FOR THE FIRST HALF OF 2005

III	CONTRACTS-IN-PROGRESS FOR THE FIRST HALF OF 2005 AND BACKLOG EVOLUTION

IV	FORESEEABLE TREND DURING THE FISCAL YEAR

V	CONSOLIDATED INCOME STATEMENT FOR THE FIRST HALF OF 2005

	1)	COMMENTS ON THE CONSOLIDATED INCOME STATEMENTS FOR THE FIRST HALF OF 2005

	2)	FINANCIAL STATEMENTS AS OF JUNE 30, 2005

VI	STATUTORY AUDITORS’ REPORT

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I - MAJOR EVENTS DURING THE FIRST HALF OF THE YEAR

Technip's income from operations and earnings per share were up by 13% and close to 16%, respectively, on flat revenues in spite of the tough market conditions created by raw material and maritime freight cost increases.

Full year 2005 revenues should surpass EUR 5 billion. As expected, the Group's operating margin should be higher than its 2004 level.

The dominant feature of the first half of 2005 is the robust increase in the Group's backlog. This increase is directly related to the acceleration of global oil and gas capital expenditures and the unique positioning Technip has secured for itself in the fastest growing business segments of our industry: deep offshore developments, LNG, refining and hydrogen, and mega steamcrackers. The overall market environment has become healthier at a time when the pressures from a high Euro and rising raw material prices are decreasing.

II - ACTIVITY REPORT FOR THE FIRST HALF OF 2005

JANUARY

Gulf of Mexico
Technip has been awarded the Ticonderoga subsea flowline installation contract by Kerr-McGee Oil & Gas Corp., a wholly owned affiliate of Kerr-McGee Corp. The Ticonderoga production will be tied back to the Constitution Spar.

United States
Technip in joint venture with Zachry Construction Corporation and Saipem has been awarded by Freeport LNG Development an EPC contract for a new Liquefied Natural Gas receiving terminal to be located in Quintana Island near Freeport, Texas (USA).

FEBRUARY

North Sea
Technip has been awarded an engineering, procurement, installation and commissioning (EPCI) contract by Caledonia E.U Limited for the development of the Johnston field in the Southern part of the North Sea. The contract, valued at around £7 million (€10 million) requires the J4 production well to be tied back to the existing Johnston sub sea manifold, which is located 400km South East of Aberdeen.

Malaysia
Technip has been awarded a contract by Murphy Oil Corporation, for the engineering, construction and installation of a Spar floating production platform complete with topsides facilities, hull, mooring system and riser/wellhead systems for the Kikeh Area Development located in 1,330 m water depth offshore Sabah, Malaysia. Kikeh will be the first deepwater development in Malaysia.

Canada
Technip has been awarded by Canadian Natural Resources Limited (Canadian Natural) two contracts worth approximately Canadian dollar 1,070 million (€700 million) for upgrading facilities and a hydrogen unit for the Horizon Oil Sands Project located 75 km northwest of Fort McMurray, in Northern Alberta, Canada.

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MARCH

Brazil
Technip, in association with Subsea 7, has been awarded by Petroleo Brasileiro SA (Petrobras) an engineering, procurement, installation and construction contract worth around US$ 500 million (approximately US$ 350 million Technip’s share). The contract is for the deepwater Roncador subsea field development offshore Brazil.

Algeria
Technip has been awarded by NAFTEC, Algeria’s National Oil Refining Company, an engineering consultancy contract worth approximately €14 million for the revamping and expansion of their Refinery in Arzew (Algeria).

Saudi Arabia
Saudi Aramco has awarded a contract to the consortium of Technip and Bechtel. This contract is for a grass-root gas plant as part of the Khursaniyah, Fadhli and Abu Hadiyah hydrocarbon field development program located in Saudi Arabia.

US Virgin Islands
Technip has been awarded, by Hovensa, a lump sum turnkey contract for a new hydrotreating unit to be located at its refinery in St. Croix, US Virgin Islands.

APRIL

Norway
Technip has been awarded by Norsk Hydro two engineering, procurement, installation and commissioning (EPIC) contracts worth around €147 million (NOK 1.2 billion) combined, for tie-ins from Fram East field to Troll C and from Vilje to Alvheim, on the Norwegian Continental Shelf. The contracts include engineering, fabrication, installation and pre-commissioning of sub sea umbilicals, risers and flowlines, tie-ins, manifold installation and sub sea equipment protection work.

Qatar
Technip has signed a Letter of Intent with Qatar Petroleum, ChevronPhillips Chemical Company LLC, Qatar Petrochemical Company and Total Petrochemicals in view to execute an engineering, procurement and construction (EPC) contract worth above 800 million US$ for the realization of an ethylene cracker located at Ras Laffan in Qatar.

United States
Technip has been awarded, by Gulf LNG Energy LLC, a design-phase contract for a new liquefied natural gas (LNG) import terminal. The contract covers the front end engineering (FEED) of the terminal, which is planned to be located in Pascagoula, Mississippi, USA.

MAY

North Sea and Ireland
Technip has been awarded three contracts worth approximately £66 million (€92 million) for subsea developments on the UK and Republic of Ireland Continental Shelves. The developments concerned are Corrib, Tweedsmuir and Gryphon, operated by Shell, Talisman and Kerr-McGee respectively.

Nigeria
Technip as leader, in consortium with Hyundai Heavy Industries, has been awarded, by Total Upstream Nigeria Limited, a lump sum turnkey contract worth approximately US $1.08 billion (Technip share: roughly 50%), for the engineering, procurement, supply, construction and offshore commissioning of the Floating Production Storage and Offloading unit (FPSO) of the Akpo field development, offshore Nigeria.

Saudi Arabia
Technip has signed a Letter of Intent – effective May 11, 2005 – with Saudi Basic Industries Corporation (SABIC) for the construction of a large-scale ethylene and propylene production plant at the Yansab complex in Yanbu Industrial City, on the Red Sea coast of Saudi Arabia.

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Vietnam
Technip, leader in a consortium with JGC and Tecnicas Reunidas, has been awarded by Vietnam Oil & Gas Corporation (Petrovietnam) a lump sum turnkey contract for the engineering, procurement and construction of Vietnam’s first crude oil refinery to be located in Dung Quat, south of Da Nang in central Vietnam.

JUNE

Australia
Technip Oceania Pty Ltd and J P Kenny Pty Ltd (Perth), in a 50/50 joint venture, have been selected as the front end engineering and design (FEED) and engineering, procurement, construction management (EPCM) contractor with respect to the upstream facilities for the Greater Gorgon development. The development is located approximately 70 -140 km offshore Western Australia at the North West Shelf in 220 -1,300m water depth and includes both the Gorgon and Jansz fields.

North Sea
Technip has been awarded by Chevron an engineering, procurement, installation and commissioning (EPIC) contract for the development of the Captain ‘C’ oil project in the UK North Sea. The contract, valued at around £15.5 million (€23 million), requires the Captain ‘C’ facilities (two productions wells) to be tied back to existing Captain field infrastructure.

III CONTRACTS-IN-PROGRESS FOR THE FIRST HALF OF 2005 AND BACKLOG EVOLUTION

As of June 30, 2005, the backlog amounted at EUR 8,210 million, up 29.7% compared to EUR 6,331 million at June 30, 2004.

As of June 30, 2005, backlog by business activity is as follows (compared to amount as of June 30, 2004):

SURF (1):	EUR 1,939 million (EUR 1,856 million)
Offshore Facilities (2):	EUR 1,243 million (EUR 1,022 million)
Onshore Downstream:	EUR 4,887 million (EUR 3,158 million)
Industries:	EUR 141 million (EUR 295 million)

In addition, during the first half of 2005 Technip was awarded by Qatar Petroleum a letter of intent (LOI) for an ethylene cracker located at Ras Laffan in Qatar (USD 800 million).

Since the end of the second quarter of 2005 Technip signed the following contracts and memorandum of understanding for three projects, which are listed below, along with their approximate values (Technip’s share) if publicly disclosed:

a contract with Chevron for the subsea development of the Agbami field development, offshore Nigeria (USD 800 million),

two contracts by Statoil for subsea services in the Norwegian part of the North Sea (combined value: EUR 567 million), and

____________________
(1)	Subsea Umbilicals, Risers and Flowlines
(2)	Fixed and floating offshore platforms

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a memorandum of understanding with The Kuwait Olefins Company for an ethylene plant at Shuaiba, Kuwait.

It is expected that most of these projects as well as the Khursaniyah LSTK contract should enter into the Group’s backlog during the second half of 2005 (approximate combined value: EUR 2,900 million).

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ORDER INTAKE & BACKLOG
Not audited

Euros in Millions	Order Intake by Business Segment

	First Half

	2005	2004	Change

SURF	986	761	29.6%

Offshore Facilities	733	532	37.9%

Onshore Downstream	2,394	582	311.5%

Industries	53	94	-44.1%

Total	4,166	1,969	111.6%

	Backlog by Business Segment

	As of June 30

	2005	2004	Change

SURF	1,939	1,856	4.5%

Offshore Facilities	1,243	1,022	21.7%

Onshore Downstream	4,887	3,158	54.7%

Industries	141	295	-52.3%

Total	8,210	6,331	29.7%

	Backlog by Region

	As of June 30

	2005	2004	Change

Europe, Russia, C Asia	969	1,188	-18.4%

Africa	1,664	1,835	-9.3%

Middle East	2,709	1,667	62.5%

Asia Pacific	1,073	581	84.7%

Americas	1,795	1,060	69.3%

Total	8,210	6,331	29.7%

	Estimated Backlog Scheduling at June 30, 2005

		Offshore	Onshore
	SURF	Facilities	Downstream	Industries	Group

2005 (second half)	791	506	1,015	103	2,415

2006	1,103	511	2,040	26	3,680

2007 and Beyond	45	226	1,832	12	2,115

Total	1,939	1,243	4,887	141	8,210

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IV - FORESEEABLE TREND DURING THE FISCAL YEAR

After many difficult years for the oil and gas services industry, it appears that a new up-cycle is beginning. Technip plans to take advantage of this trend to continue to enhance shareholder value by leveraging the size and quality of its backlog and prospects.

V - CONSOLIDATED INCOME STATEMENT FOR THE FIRST HALF OF 2005

1) COMMENTS ON THE CONSOLIDATED INCOME STATEMENTS FOR THE FIRST HALF OF 2005

Second quarter and first half 2005 results are expressed according to IFRS and are compared to second quarter and first half 2004 numbers which have been restated according to IFRS (excluding IAS 32 and 39 which were applied as of January 1, 2005 - please refer to Annexes II and III).

First Half 2005

A) Income Statement

Revenues for the first half of 2005 were EUR 2,532.2 million, virtually unchanged compared to the first half of 2004:

SURF revenues increased 22.0% year-on-year from EUR 715.8 million to EUR 873.6 million, mainly due to robust activity in the North Sea and to the progress of deepwater contracts mainly in West Africa and the Mediterranean basin.

Offshore Facilities revenues were EUR 415.4 million, off 18.2% compared to the same period one year ago (EUR 507.9 million) due to the completion of several Spar projects in the Gulf of Mexico last year. First half 2005 revenues were primarily related to projects in West Africa, the Caspian Sea, Brazil and Asia-Pacific.

Onshore Downstream revenues, at EUR 1,111.2 million, were marginally off by 5.2% compared to one year ago (EUR 1,172.2 million) due to the year-on-year decline of the dollar (approximately 5%) and the relative weakness of new order intake in Onshore Downstream during the first three quarters of 2004. First half 2005 revenues were generated primarily from projects in the Middle East, West Africa and Western Europe.

Industry revenues grew 3.3% to EUR 132.0 million (EUR 127.8 million during the first half of 2004).

Income from operations for the first half of 2005 of Euro 116.4 million (operating margin 4.6%) was up 13.2% compared to EUR 102.8 million (operating margin 4.1%) for the same period one year ago. By business segments, change in operating margin was as follows:

The SURF margin reached 7.9% versus 9.2% during the same period in 2004: it was impacted by an increased use of third-party vessels to execute various contracts;

Offshore Facilities had a low margin (1.0%) during the first half of 2004 following the Group’s decision to extend to this business activity as of January 1, 2004 its profit recognition policy regarding major lump sum turnkey contracts. As expected, the Offshore Facilities’ operating margin more than doubled to 2.4% during the first half of 2005 in line with the execution progress of contracts signed in 2003 and 2004;

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In Onshore Downstream, the operating margin was 3.6% compared to 3.5% for the same period last year. The start up of major contracts awarded since the fourth quarter of 2004 generated revenues on which no profit is recognized during initial execution stage;

The Industries margin improved compared to 2004 at which time a difficult contract under execution in the Middle East impacted the segment’s results.

Net financial charges increased from EUR 26.6 million to EUR 33.8 million. This is mainly due to:

the application of IAS 32 and 39 under IFRS which resulted in:

a non-cash charge of Euro 8.8 million related to the IFRS “split accounting” treatment of the convertible bond (please refer to Annex III), and a non-cash gain of Euro 2.6 million related to the mark-to-market of hedging instruments.

the interest expense on the Group’s Eurobond, issued in May 2004, which was EUR 14.6 million during the first half of 2005 compared to EUR 3.0 million during the same period in 2004.

the higher interest income derived from the Group's improved net cash position.

Income tax for the first half of 2005 was EUR 27.8 million (versus EUR 26.1 million one year ago), which represents a nominal tax rate of 33.7% .

Net income for the first half of 2005 was EUR 55.0 million compared to EUR 54.6 million during the same period one year ago.

Fully diluted EPS and E/ADS were each up 15.6% year-on-year, at EUR 0.60 and USD 0.73, respectively (from EUR 0.52 and USD 0.63, respectively). All the charges in connection with the convertible bonds, including the split accounting treatment, are restated at the level of EPS and E/ADS.

First half 2005 net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) amounted to EUR 60.6 million (not audited). The main restatement to reported IFRS net income involves different treatment of cash under IAS 32 and 39 compared to FAS 133 under US GAAP.

B) Cash Flow Statement

The Group’s cash from operations was EUR 160.7 million and change in working capital was EUR (53.2) million.

C) Balance Sheet

Shareholders’ equity increased by EUR 75.8 million during the first half of 2005 to EUR 1,927.4 million. EUR 32.8 million of this increase is related to the equity component of the convertible bond as applied under IFRS split accounting from January 1, 2005.

The Group continued to reduce its net debt. At June 30, 2005 the net debt was EUR 83.3 million (gearing 4.3%), compared to EUR 166.7 million at December 31, 2004 (gearing 9.0%) .

D) Euro vs. Foreign Currency Conversion Rates

	Statement of Income			Balance Sheet

	June 30,	Dec 31,	June 30,	June 30,	Dec 31,	June 30,
	2005	2004	2004	2005	2004	2004

USD	1.29	1.24	1.23	1.21	1.36	1.22

GBP	0.69	0.68	0.67	0.67	0.71	0.67

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E) Depreciation by Business Segment (IFRS)

Not audited

Euros in Millions
Depreciation

First Half
2005

SURF	(46.9)

Offshore Facilities	(7.0)

Onshore Downstream	(4.8)

Industries	(1.1)

Corporate	(2.1)

Total	(61.9)

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TECHNIP CONSOLIDATED FINANCIAL STATEMENTS June 30, 2005

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CONTENT

COMPARATIVE FINANCIAL STATEMENTS:

- CONSOLIDATED STATEMENTS OF INCOME

- CONSOLIDATED BALANCE SHEETS

- CONSOLIDATED STATEMENTS OF CASH FLOWS

- CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

- NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CONSOLIDATED STATEMENTS OF INCOME

In millions of Euro	Note	June 2005	Dec. 2004	June 2004
		(6 months)	(12 months)	(6 months)

Revenues	3	2,532.2	5,140.9	2,523.7
Cost of sales		(2,252.3)	(4,577.8)	(2,251.8)

		————	————	————
Gross margin		279.9	563.1	271.9

Research and Development Expenses	4	(13.8)	(30.2)	(15.7)
Selling Costs		(46,0)	(99.1)	(57.8)
General and Administrative Costs		(104,6)	(183.5)	(83.7)
Other Operating Income			3.1
Other Operating Costs		0,9	(27.5)	(11.9)
		————	————	————
Income from Operations	4	116,4	225.9	102.8

Financial Income	6	3.0	16.3	2.4
Financial Expense	6	(36.8)	(82.7)	(29.0)
Income of Equity Affiliates		(0.1)	1.2	0.6

Profit before Tax		82.5	160.7	76.8

Income Tax	8	(27.8)	(54.2)	(26.1)
		————	————	————
Income from continuing Activities		54.7	106.5	50.7
Minority Interests		0.3	(2.4)	(2.3)
Income from Discontinued Operations	7		7.7	6.2
		————	————	————

Net income		55.0	111.8	54.6

		========	=========	=========

Considered number of shares		95,097,020	94,618,516 (1)	93,639,968 (1)

Number of shares considered for diluted
earnings per share computation (2)	9	114,642,768	115,544,936 (1)	116,068,728 (1)
Number of shares considered for diluted
earnings per share computation excluding
convertible bonds		96,493,994	94,618,516 (1)	93,639,968 (1)
Net Income per share (In Euro)		0.58	1.18	0.58
Diluted earnings per share (In Euro) (2)	9	0.60	1.09	0.52
Diluted earnings per share excluding convertible	9
bonds (In Euro) (3)		0.57

(1)	The number of shares have been adjusted to take into account the 4-for-1 share split on May 13, 2005 and to enable the comparison.

(2)	Diluted earnings per share are based on net income before redemption premium after tax and convertible bonds (OCEANE) financial costs after tax. The number of shares includes the effect of convertible bonds conversion, assuming every holder of OCEANE exercises his options (see Note 9).

(3)	Diluted earning per share does not include convertible bonds in accordance to IAS 33 because they have no dilutive effect on the net income as of June 30, 2005 after the application of IAS 32-39 (see Note 21).

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED BALANCE SHEET

In millions of Euro	Note	June 2005	Dec. 2004
		————	————
ASSET

NON-CURRENT ASSETS

Property, plant and equipment, net	11	746.4	736.5
Intangible Assets, net	10	2,456.8	2,472.7
Equity affiliates	13	18.9	19.9
Other financial Assets	12	12.5	3.4
Deferred Tax Asset	8	145.0	66.6
		————	————
TOTAL NON-CURRENT ASSETS		3,379.6	3,299.1

CURRENT ASSETS
Inventories and deferred bid costs	15	89.5	87.2
Construction contracts - due from Clients	14	785.8	400.6
Advances paid to suppliers		235.6	249.3
Derivatives		23.7
Trade receivables	16	359.2	349.0
Other current assets		250.8	598.4
Cash and Cash Equivalents	17	1,502.8	1,434.0
		————	————
TOTAL CURRENT ASSETS		3,247.4	3,118.5
		————	————

TOTAL ASSETS		6,627.0	6,417.6
		=========	=========

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED BALANCE SHEET

In millions of Euro	Note	June 2005	Dec. 2004
		————	————
LIABILITIES AND SHAREHOLDERS’
EQUITY

Common stock: €3.05 nominal share value,		73.6	73.5
96,561,016 shares as of June 30, 2005 (1)
24,110,654 shares as of December 31, 2004
23,738,331 shares as of December 31, 2003

Paid-in-surplus		1,277.5	1,275.6
Retained earnings		537.2	457.4
Cumulative translation adjustments		(25.5)	(34.3)
Treasury shares and shares held by subsidiary (2)		(41.5)	(32.4)
Other reserves (hedge and fair value adjustments)		51.1
Net income		55.0	111.8
		————	————
SHAREHOLDERS’ EQUITY (Parent	18	1,927.4	1,851.6
Company)

Minority Interests		11.0	9.8

TOTAL EQUITY	18	1,938.4	1,861.4

NON-CURRENT LIABILITIES

Convertible bonds OCEANE	20	634.1	670.9
Other Debts	20	743.9	737.8
Provisions	19	115.3	115.3
Deferred Tax Liabilities		111.3	115.5
		————	————
		1,604.6	1,639.5
		————	————
CURRENT LIABILITIES
Short-term Debts	20	208.1	192.0
Trade and other Payables		719.4	852.5
Construction Contracts – due to Clients	14	16.6	33.1
Advances received		1,198.0	915.6
Derivatives	22	22.1
Provisions	19	134.1	121.5
Income Taxes		62.8	30.3
Other creditors		722.9	771.7
		————	————
		3,084.0	2,916.7
		————	————
TOTAL EQUITY AND LIABILITIES		6,627.0	6,417.6
		=========	=========

(1)	After the close of business on May 13, 2005, Technip’s ordinary shares were split 4-for-1 on the decision of the Extraordinary General Meeting of April 29, 2005.

(2)	As of June 30, 2005 and December 31, 2004, Technip held respectively 1,606,012 (after the split 4-for-1) and 340,242 shares. Those treasury shares have been deducted from shareholders’ equity in the consolidated accounts.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Euro	First half 2005	Year 2004

Net income	54.7	114.2
Depreciation of assets	61.9	116.8
Amortization of convertible bonds loan redemption premium	5.9	11.4
Charge related to convertible bonds split accounting	8.8	-
Stock option charge	2.8	5.8
(Decrease) increase of long term provision (employee benefits)	5.8	(21.6)
Other	20.8	20.4

Net cash provided by operating activities before changes in operating	160.7	247.0
assets and liabilities
Net changes in operating assets and liabilities	(53.2)	117.8

Net cash provided by (used in) operating activities	107.5	364.8

Capital expenditures (Tangible and intangible assets)	(30.9)	(109.8)
Acquisitions of investments	-	17.8
Increase (Decrease) from changes in the scope of consolidation	(0.2)	(3.3)

Net cash provided by (used in) investing activities	(31.1)	(95.3)

Increase (Decrease) in financial debt	(4.3)	431.0
Capital increase	2.0	26.3
Share buy back	(9.1)	(22.7)
Paid dividends	(32.0)	(129.8)

Net cash provided by (used in) financing activities	(43.4)	304.8

Foreign exchange translation adjustment	35.8	(8.6)

Net increase (decrease) in cash and cash equivalents	68.8	565.7

Cash and cash equivalents at the beginning of the period	1,434.0	868.3 (1)
Cash and cash equivalents at the closing of the period	1,502.8	1,434.0

	68.8	565.7

(1) As the result of the IFRS transition, the discontinued activities recognized at the end of 2003 were restated on the opening balance as of January 1, 2004. The adjustment decreased the cash balance for an amount of €24,1 million of Euro.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In millions of Euro	Stock issued

	Number of Shares issued	Common Stock	Paid-in- Surplus	Retained Earnings	(Hedge and fair value adjustments)	Cumulative Translation Adjustment	Treasury Shares held by Subsidiaries	Net Income (Parent Company)	Shareholders ' Equity (Parent Company)		Minority Interests	Total Shareholders’ Equity

As of January 1, 2004	23,738,331	72.4	1,250.4	594.2		0	(9.7)	(19.7)	1,887.6		9.5	1,897.1

Capital Increase	372,323	1.1	25.2						26.3			26.3

Appropriation of Net				(149.5)				19.7	(129.8)	(1)		(129.8)
Income 2003 and
prepaid dividends
Foreign Currency						(34.3)			(34.3)		(2.1)	(36.4)
Translation
Net Income 2004								111.8	111.8		2.4	114.2

Treasury Shares/Shares							(22.7)		(22.7)			(22.7)
held by Subsidiaries
Others				12.7					12.7			12.7

As of December 31,	24,110,654	73.5	1,275.6	457.4		(34.3)	(32.4)	111.8	1,851.6		9.8	1,861.4
2004
Capital Increase	118,400	0.1	1.9						2.0			2.0

Split 4-for-1 shares (2)	72,331,962

Appropriation of Net Income 2004 and prepaid dividends				79.8				(111.8)	(32.0)			(32.0)
Foreign Currency						8.8			8.8		1.5	10.3
Translation
Net Income as of June 30, 2005								55.0	55.0		(0.3)	54.7
Treasury Shares/ Shares held by Subsidiaries							(9.1)		(9.1)			(9.1)
Split Accounting					32.8				32.8			32.8
Convertible Bonds
IAS 32/39 Impact					18.3				18.3			18.3

As of June 30, 2005	96,561,016	73.6	1,277.5	537.2	51.1	(25.5)	(41.5)	55.0	1,927.4		11.0	1,938.4

(1)	Includes the payment of 2003 dividends, of the precept for €82.3 million and of the 2004 interim dividend for €47.5 million.

(2)	After the stock exchange closing on May 13, 2005, Technip’s ordinary shares were split 4-for-1 as a result of the decision of the Extraordinary General Meeting of April 29, 2005.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Notes to the consolidated financial statements

Introductory note: Changes in the scope of consolidation and business description

(a) Changes in scope of consolidation

In the course of the first half of 2005, two entities entered the consolidation area: Technip South Africa (51% owned company) and Technipetrol Hellas (99% owned company).

At the end of June 30th 2005, those two entities incurred a positive effect on turnover for €13,9 million, and on operating income for €2,4 million.

(b) Operational segments

To improve the follow up of the performances of its activities, the Group organized its operations in five segments:

- The Surf segment, which includes the manufacturing, the supply and the installations of sub-marine equipments.

- The Platforms segment, which includes the fabrication of floaters, fixed platforms and topsides.

- The Onshore / Downstream segment, which comprises all business units in charge of engineering and construction of petrochemical and refining units as well as upstream facilities, including gas treatment units LNG facilities and onshore pipelines.

- The Industries segment, which is devoted to engineering and construction of non-oil related facilities; such as pharmaceutical or chemical units, power plants, cement factories, industrial buildings and infrastructures.

- The Corporate segment, which comprises the Holding activities, the re-invoicing of group services, management fees, EDP services…

From a geographical standpoint, Technip reports financial data on the basis of four regions:

- Europe, Russia - Central Asia,
- Africa and Middle East,
- Asia - Pacific,
- Americas.

(c) Nature of business and operating cycle

Technip’s principal business includes the following:

- Lump sum or cost-to-costs engineering service contracts performed over a short period;
- Engineering, manufacturing, installation and commissioning service contract lasting approximately 12 months;
- Turnkey projects related to complex industrial facilities with engineering, procurement, construction and start-up, in respect of industrial performances and a contractual schedule. The average duration of these contracts is three years but can vary depending on the contract.

Note 1 – Summary of significant accounting principles

(a) Basis of presentation and change in accounting method

Financial statements as of June 30, 2005:

Within the frame of the European regulation CE n°1606/2002, the financial statements of Technip and its consolidated subsidiaries (“Technip”, “the Company” or “the Group”) to be raised at the end of 2005 will comply with the International Financial Reporting Standards approved and enforced at that date by European Union. The information related to 2005 will be compared with the ones of 2004 restated with the same set of rules.

As an alternative to the IAS 34 related to the intermediate financial statements, the CESR (Committee of European Securities Regulators) set up a recommendation on December 30, 2003 which has been completed by a specific regulation from the AMF dated June 27, 2005. As per the article 221-5 of this later regulation, Technip has prepared the June 2005 financial statements based on:

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- IFRS methods of evaluation and posting, as approved by the European Union as at June 30, 2005.

- French rules regarding information to be disclosed, knowing the balance sheet, the profit and loss statements, the cash flow statement and the statement of changes in equity are compliant with IAS 1.

As allowed, Technip has adopted and implemented the IAS 32-39 as at January 1, 2005.

Till December 31, 2005, some of the international standards or interpretations may change. As a consequence the 2004 consolidated statements would be restated, as well as the ones of June 2005 to be comparable to, respectively the annual financial statements of 2005 and the intermediate statements end of June 2006.

(b) Consolidation methods

Subsidiaries over which the Group has control are fully consolidated, in particular when its voting rights exceed 50% or when controlling financial or operational policies.

The equity method is used for investments in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee. In the absence of other evidence, such influence is presumed to exist for investments in companies in which the Company’s direct or indirect ownership is between 20% and 50% of total voting rights.

Investments in which the Company’s ownership is less than 20% or for non-significant investee or subsidiaries are recorded under “Other financial Assets” line item and only impact net income through dividends received. When the fair value cannot be estimated reliably, these investments are maintained at historical cost, net of amortization.

The list of Technip consolidated subsidiaries and the applicable method of consolidation is provided in Note 25.

The classification between current assets and liabilities, and non current assets and liabilities is based on the operational cycle of the contracts.

(c) Use of estimates

The preparation of the consolidated financial statements requires Group management to make assumptions and estimates (in particular on operations related on long-term contracts and residual goodwill valuation) that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of the revenues and expenses during the reporting period. Actual results of these operations may differ from those estimates (see Notes (d) and (g)).

(d) Construction contracts

In compliance with IAS 11, gross margins on long-term contracts (or construction contracts) are determined using the percentage-of-completion method.

The percentage-of-completion ratio representing the progress of the contract is computed consistently for all contracts as follows:

  For long-term contracts, which include construction services (lump-sum turnkey contracts), the percentage-of- completion is based on technical milestones defined for the main components of the contracts at completion,

  For long-term contracts, which do not include construction services, gross margins are recognized based on the relation between the costs incurred to date and the estimated total costs.

Long-term contract gross margin is based on an analysis of total costs and income at completion, which are reviewed and revised periodically throughout the life of the contract.

The expected loss at completion of the contract is based on the best estimate of revenues known at the closing date. This estimate is based on the most recent data in relation with quantity, costs, prices and delivery date.

Allowance is made for the total foreseeable losses in the case of unprofitable construction contracts.

A construction contract is completed, when the contractual transfer of ownership is achieved or, in the case of “make-good” contracts relating to complex integrated systems, when the provisional acceptance is received, even if there are minor conditions outstanding.

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  The construction contract evaluation includes: the purchase of equipment and the cost of raw material, the subcontracting cost of engineering, the cost of hiring equipments, the cost of design and technical assistance that is directly linked to the contract, and every other related cost directly linked to the contract.

  The labor cost and its related social charges which are directly connected with contracts. The man-hour rates taken into account are based on standard level of activity. But the selling costs, the research costs and the financial costs are excluded from those evaluations.

  The gross margin is recognized as per the estimated stage of completion.

Construction contracts do not include financial charges.

The costs incurred in relation with a contract are accumulated with the gross margin recognized based on the stage of completion. From that amount the progress payments made by customers are deducted. If the balance of those combined components shows a debit balance, this one is shown on the asset side of the balance sheet under the “Construction contracts – due from clients” line item. Conversely, if the balance of those combined components shows a credit balance, this one is shown on the liability side of the balance sheet under the “Construction contracts – due to clients” line item.

Every expected loss is recognized in full at the closing date of the financial statements. If the balance of the contract shows a debit balance, the expected loss is deducted from the ”Construction contracts – due from clients” line item. If the balance of the contract shows a credit balance, the expected loss is added to the “Construction contracts – due to clients” line item.

At completion of the contract, outstanding expenses to get the final acceptance are recorded as accrued expenses.

At completion of the contract:

  “Construction contracts – due from clients” (which at that time amounts to the total sales price of the contract) is reduced by accumulated progress payments received by the Company under this contract. The remaining balance being invoiced to the customer is recorded under the “Other Receivables on Contracts” line item (see Note 16).

  To get the acceptance certificate from the clients, if necessary, accrued liabilities are recorded to cover pending contingencies and remaining expenses and are shown under the “other debts” line item in the balance sheet.

Those line items mentioned here above are considered as current for the purpose of the preparation of the statements of cash flows.

(e) Foreign currency transactions

Foreign currency transactions are translated into Euro at the rate of exchange applicable at the transaction date, except for those related to long-term contracts. Those latter transactions are translated using the "contract rate", based on foreign currency hedging.

At the closing date, monetary assets and liabilities stated in foreign currencies are translated into Euro at the rate of exchange prevailing at that date except, in 2004, for “Construction contracts” accounts and progress payments received from construction contract customers which are recorded at the “contract rate”. The resulting exchange gains or losses are recorded in the income statement.

To hedge its exposure to exchange rate fluctuations during the bid-period of construction contracts, the Company occasionally enters into insurance contracts, upon which foreign currencies are exchanged at a specified rate and at a specified future date only if the contemplated new contract is awarded. A premium paid at the outset by the Company to enter into such insurance contract is charged to the income statement when paid. On the one hand, if the commercial bid is not successful, the insurance contract is automatically terminated without any cash settlements or penalties. On the other hand, if the commercial contract is awarded to the Company, a second premium is paid to the insurance company, the cost of which is charged to the income statement over the duration of the contract.

On certain occasions, for some bids, the Company may buy foreign currency options during the bid period.

Enforcement of IAS 32-39:

Technip has applied the IAS 32-39 for the first time as of January 1, 2005. Both standards are related to the financial instruments and their derivative instruments, which applied to the convertible bonds (OCEANE) too. As mentioned above, derivative instruments are aimed at hedging future inflows or outflows against exchange rate fluctuations in relation with awarded commercial contracts.

The internal rate used to post a commercial contract is based on the main features of those financial instruments.

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Every financial instrument held by the Group is aimed at hedging future inflows or outflows against exchange rate fluctuations during the period of performance of the contracts.

The hedging may come from the offsetting between the inflow and the outflow of cash in the same currency from a given contract (natural hedging).

Every Group subsidiary enters into forward exchange contracts with banks or with the Group treasury company, Technip Eurocash SNC (a general partnership). The Group does not buy or sell any financial instruments for speculative purposes.

All financial instruments and related underlying transactions have a maturity of less than four years.

A derivative instrument qualifies for hedge accounting (fair value hedge or cash flow hedge) when at the inception of the hedge, there is a formal designation and documentation of the hedging relationship, of the effectiveness of the hedge all along the life of the contract. A fair value hedge aims at reducing the risks incurred by the variations of market value of some assets, liabilities or firm commitments. A cash flow hedging aims at reducing the risks incurred by the variations of value of future cash flows (in and out).

The derivative instruments are recorded on the balance sheet at fair value. The fair value variations of those instruments are posted as follows:

•  Regarding the cash flow hedge, the portion of the gain or loss corresponding to the effectiveness of the hedging instrument is recognized directly in equity, and the ineffective portion of the gain or loss on the hedging instrument is posted on the profit and loss account;

•  The variations of fair value hedge incurred by derivative instruments are posted on profit and loss accounts.

(f) Translation to reporting currency

The income statements of foreign subsidiaries are translated into Euro at the average rate of exchange prevailing during the year. Balance sheets are translated at the exchange rate at the balance sheet date. Differences arising in the translation of financial statements of foreign subsidiaries are recorded in shareholders’ equity as foreign currency translation adjustments. The functional currency of the foreign subsidiaries is the local currency. However some African subsidiaries report in USD as their main commercial transaction currency is the USD.

(g) Intangible assets

Business combination

In compliance with IFRS 1, Technip elected not to apply IFRS 3 retrospectively, and therefore goodwill related to entities acquired before January 1, 2004 remains unchanged.

From January 1, 2004, the assets and liabilities are valued as per purchase method, meaning at their fair value at the date of acquisition. The residual value is posted on the goodwill line item. Since January 1, 2004, the goodwill is not amortized anymore. Till the end of 2003, goodwill was amortized over a period of 20 years, at most.

The unamortized intangible assets are subject to impairment tests performed on a yearly basis. The discounted cash flow method is used to measure the potential loss of value. Impairment tests are based on the most likely hypothesis. Those assumptions come from the business plan covering the years 2005 to 2007. They have been approved by the Board of Directors. Beyond 2007, the growth rate taken into account is 3.0% of which 1.5% is related to inflation. The goodwill as well as the related assets and liabilities are allocated to the appropriate segment of activity. The discount rate used is 7.82% and the corporate tax rate is 34.0% .

This calculation is performed during the fourth quarter of every year, and whenever there is an indication that an asset may be impaired.

Actual figures may differ from projections. Nevertheless if the calculations show that an asset is impaired, the corresponding depreciation is posted.

At the end of June 2005, no meaningful event occurred, which might have justified the performance of an impairment test.

Research and Development costs

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Research costs are expensed when incurred and classified as operating expenses. In compliance with IAS 38, development costs are capitalized as long as criteria mentioned hereunder are simultaneously fulfilled:

- The projects are clearly identified;

- The Group is able to measure reliably the expenditure incurred by each project during its development;

- The Group is able to demonstrate the technical feasibility of the project;

- The Group can demonstrate its intention to complete the project, and has the financial, technical and all other resources available to achieve the project;

- The Group can demonstrate its intention and its ability to use or sell the intangible asset generated by the project;

- The Group is able to demonstrate the existence of a market for the output of the intangible asset, or, if it used internally, the usefulness of the intangible asset.

At the closing date of this financial statement, all conditions were not fulfilled, and therefore no expense was capitalized.

Other intangible assets

The patents are amortized over their useful life, on average 10 years. Costs related to software rights are expensed when incurred, except for those attached to material industrial projects (E-procurement platform) or group management projects. As conditions listed by IAS 38 are fulfilled, those projects costs are capitalized and when those assets will be available for use, their total cost will be amortized over their useful life, on average 5 years.

(h) Property, plant and equipment

In compliance with IAS 16 “Property, plant and equipment”, an asset is recognized only if its costs can be measured reliably and if future economic benefits are expected from its use.

Property, plant and equipment are carried at their historical cost, which could be modified in the case of a business combination. They are depreciated on a straight-line basis over their estimated useful lives. As per IAS 16, Technip depreciates separately significant parts of an item of property, plant and equipment, as long as one of this part has a different useful life that the related main asset. Following are the main useful lives applied by the Group:

Buildings	10 to 50 years
Vessels	10 to 25 years
Machinery and equipment	6 to 10 years
Office fixtures and furniture	5 to 10 years
Vehicles	3 to 7 years
EDP equipment	3 to 5 years

Every material residual value of an asset is taken into account to define its depreciable amount.

On a regular basis, the Group reviews the useful lives of the assets. That review is based on the effective use of the assets.

As recommended by IAS 23, the borrowing costs are expensed, all the more so as the conditions to fulfill to capitalize those costs will be too rarely met. Property, plant and equipment used by Technip under lease agreements are recorded as fixed assets in the balance sheet whenever the lease contract transfers substantially all the risks and rewards incidental to ownership.

The carrying amount of property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that there may be impairment. If the review indicates that the carrying amount of any of the tangible assets will not be recoverable, the tangible asset will be reduced to its estimated net realizable.

Dry dock expenses are accrued in the course of the fiscal year before such an operation takes place. As per IAS 16, those costs are capitalized, and they are amortized over a period of 3 to 5 years.

In accordance with IAS 36, the carrying value of property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that there may be impairment.

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The amortization costs are posted as per the function of the expenses. Therefore amortization costs are included in the line items of cost of sales, research and development costs, sales and general administrative costs. Till 2004, the amortization costs were posted on a dedicated line item.

(i) Other financial assets

The other financial assets are posted at their fair value, or at their original cost if there is no way to evaluate them reliably. In this later case, depreciation is recorded if its recoverable amount is lower than its original cost. Supported by the appropriate documentation, the estimated recoverable amount is based on net equity value, future profitability or market value.

(j) Bid costs

Costs directly attributable to obtaining future turnkey engineering/construction contracts, the signature of which can be reasonably expected, are deferred and capitalized in the balance sheet under the “Inventories and Deferred Bid Costs” line item, then transferred to the contract costs upon final contract award. The costs incurred by bids with no high probability of success are expensed immediately.

(k) Inventories

Inventories are stated at the lower of cost or market value with cost being determined on the weighted-average cost basis.

Every year, the inventories are subject to impairment tests, based on market values and their probable use within the Group activities.

(l) Accounts receivables

Accounts receivables are stated at their nominal value. A provision for doubtful accounts is recorded if receivables are expected to be uncollectible.

(m) Advances paid to suppliers

Advance payments made to suppliers under contracts-in-progress are shown under the line item “Advances to Suppliers” in the balance sheet.

(n) Cash and cash equivalents

Cash and cash equivalents consist of cash and liquid marketable securities, usually, with an initial maturity of less than three months. Liquid marketable securities are recognized in the balance sheet at their market value at closing date. Changes in fair value, both unrealizable gains and losses, are recognized in each period’s statement of operations.

(o) Provisions

Under the “provision” line item, contingent liabilities are recorded. Contingent liabilities are recognized whenever the following conditions are fulfilled simultaneously:

  The Group has a present obligation (legal or constructive) as a result of a past action which took place before the closing date;
  It is probable that an outflow of resources, embodying economic benefits, will be required to settle the obligation;
  A reliable estimate can be made of the amount of the obligation: those estimates take into account the probability that the risks occur, and the reasonable hypothesis to get the best evaluation of the expenditure required to settle the obligations.

Contingencies related to contracts: Under that line item, the Group records contingent liabilities incurred by various legal proceedings and claims arising in the normal course of its business.

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Territoriality contingencies related to contracts: When multiple subsidiaries and partners from various countries are involved in a contract, it might be very complex to comply with the different national administrative rules and regulations where the Group operates. Whenever a material risk is identified, the Group uses assumptions in order to measure related obligations.

Long-term employee benefits: The Group is committed in various long-term employee benefit plans. Those obligations may come from national rules or from contractual commitments. Those obligations will be settled either at the employee departure dates or later on, via annuities payments. The main defined benefit plans are:

- End-of-career indemnities, which are to be paid at retirement date,

- Deferred wages indemnities, which are to be paid when employees leave the company,

- Retirement indemnities, which are to be paid as annuities.

To measure those obligations, as per IAS 19, the actuarial estimation is based on usual parameters such as future wage and salary increases, life expectancy, and turnover of staff and rate of return on investment. Independent actuaries calculate those estimates, as per information given by the main concerned subsidiaries.

Restructuring provision: The build up of a restructuring plan follows a specific process. Estimated, it is announced and scheduled. Its total cost is recorded once decision has been taken and disclosed.

(p) Deferred taxation

In compliance with IAS 12, deferred tax assets and liabilities are assessed by using the balance sheet approach. Deferred taxes are estimated at the tax rates expected to be applied, when the tax assets are realized and the tax liabilities settled.

The deferred taxes are reviewed at each closing date, to take into account the changes of tax legislations, the evolution of the tax recoverability in a foreseeable future, the variances of the time differences.

Deferred tax assets come from all deductible temporary differences, loss carry-forwards and unused tax credits, as long as, it is very likely that taxable profit will be available.

To estimate properly the ability for a subsidiary to recover the deferred tax assets, the following items are taken into accounts:

- Taxable result forecast;

- Analysis of the past taxable results;

- Listing of the meaningful non-recurrent income and charges included in the past taxable results. Checking those items should not come back again in the near future.

When a fiscal integration mechanism is in place in a given country, the deferred tax calculation takes into account the individual tax situation of each subsidiary located in that country as well as the global situation of all subsidiaries of that country.

Deferred tax liabilities come from all taxable temporary differences, except specific circumstances.

For each subsidiary, if the amount of deferred tax assets is higher than the total of deferred tax liabilities, the balance of the two is shown on the asset side of the balance sheet. Conversely, if the balance shows a debt, that one appears on the liability side of the balance sheet.

The deferred tax assets and the deferred tax liabilities are not discounted.

(q) Financial result

The financial result on construction contracts is recorded with the revenues. Financial result not related to construction contracts is presented separately in the consolidated statement of income under the “Financial result” line item.

(r) Result on discontinued operations

In compliance with IAS 1, the result incurred by the discontinued operations through sales or disposals is recorded under this line item.

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(s) Earnings per share

The basic earning per share takes into account the average number of ordinary shares outstanding during the period, less the average number of treasury shares.

For the purpose of calculating diluted earnings per share, on top of the number of shares considered for the basic earning per share calculation, we have added the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The two potential dilutive instruments are the stock options and the OCEANE (convertible bonds). The Group has not issued other financial instrument that may have any diluted effect on the net result per share.

(t) Treasury shares

Treasury shares are presented as a reduction of shareholders’ equity for their acquisition cost. When those treasury shares are sold, the result incurred is recorded on equity accounts, with no effect on the profit and loss result.

(u) Stock options

In accordance with IFRS 2, the stock options are recorded as follows: the fair value of the granted stock options (corresponding to rendered services by the concerned employees) is estimated at the grant date, and recorded under the equity line item.

The fair value of the stock options is evaluated as per the Cox Ross Rubinstein binomial model. That model takes into account the features of the stock option scheme (price, timing), the market data when stock options were granted (free market risk rate, volatility, share price) and hypothesis about what stock option’s holder will do when the vesting period will be over.

The IFRS 2 is applied to share based payment that were granted after November 7, 2002 and vested after January 1, 2005.

(v) Compound financial instruments

Some financial instruments contain both a liability and an equity component. Those components are separately posted as financial liabilities and as equity instruments. In 2002, Technip issued a bond loan (OCEANE) with an option for conversion into new shares for a nominal amount of €793.5 million.

Note 2 – Change in scope of consolidation: significant acquisitions and disposals

Fiscal half-year ended June 30, 2005

Two Technip unconsolidated entities till end of 2004 entered the consolidation area of Technip on January 1, 2005. Those two subsidiaries are Technip South Africa and Technipetrol, respectively 51% and 99% owned companies by Technip.

Fiscal year ended December 31, 2004

The following events occurred in 2004:

- the disposals of EHR and IG Spa. The German company, EHR, was sold on April 7, 2004 for €12.2 million. The net consolidated gain on EHR disposal was €2,3 million. The Italian company, IG Spa, was sold on April 23, 2004 for €2.0 million. The net consolidated gain on IG Spa disposal was €0.7 million.

- the disposal of 75% of KTI Spa shares to KTI employees in November 2004. No gain has been generated by this transaction. The remaining 25% still under Company control is consolidated using the equity method as of December 31, 2004 with a retrospective effect as of January 1, 2004.

As the Group transferred its unstrategic activities, it also transferred assets of Technip Offshore Moorings Inc Company without any gain at the end of the year 2004.

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Note 3 - Business and geographical segment information

(a) Information by business segment

According to IAS 14, Technip has five segments, which are defined as follows:

- Surf
- Facilities
- Onshore/Downstream
- Industries
- Corporate

In millions of Euro	Surf	Offshore	Onshore /	Industries	Corporate	Total
		Facilities	Downstream

First half 2005
Revenue	873.6	415.4	1,111.2	132.0	-	2,532.2
Income from Operations	68.6	10.1	40.3	2.2	(4.8)	116.4
Backlog as of June 30 (*)	1,939.1	1,243.4	4,886.8	140.7	-	8,210.0
Capital expenditures (property, plant and equipment)	29.8	0.3	7.2	-	-	37.3
First half 2004
Revenue	715.8	507.9	1,172.2	127.8	-	2,523.7
Income from Operations	66.1	5.1	39.3	(1.7)	(6.0)	102.8
Backlog as of June 30 (*)	1,856.0	1,021.5	3,158.5	294.9	-	6,330.9
Capital expenditures (property, plant and equipment)	19.1	5.8	4.7	0.4	-	30.0

(*) The backlog is the difference between the total contractual sale prices of all contracts in force and the cumulated revenues recognized at that date on these contracts.

(b) Information by geographical segment

Technip has activity in four major geographical areas:

In millions of Euro	Europe, Russia,	Africa &	Asia
	& Central Asia	Middle East	Pacific	Americas	Vessels	Total

First half 2005
Revenue	669.3	1,201.0	193.6	468.3	-	2,532.2
Income from Operations	53.3	25.4	16.6	21.1	-	116.4
Backlog as of June 30 (*)	969.0	4,373.0	1,073.0	1,795.0	-	8,210.0
Property, plant and equipment, net	217.1	42.0	8.1	78.7	400.5	746.4
First half 2004
Revenue	510.0	1,303.7	197.0	513,0	-	2,523.7
Income from Operations	20.3	75.4	12.7	(5.6)	-	102.8

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Backlog as of June 30 (*)	1,188.0	3,501.9	581.0	1,060.0	-	6,330.9
Property, plant and equipment, net	188.9	17.4	7.7	87.6	419.6	721.2

(*) The backlog is the difference between the total contractual sale prices of all contracts in force and the cumulated revenues recognized at that date on these contracts.

(c) Major Customers

None of the customers accounts for more than 10% of the total revenue of the Group at the end of June 30, 2005 and December 31, 2004.

Note 4 – Income from operations

(a) Amortization and depreciation

In millions of Euro	06/30/05	06/30/04

Amortization of intangible assets (1)	(8.4)	(7.7)

Depreciation of tangible assets:
Buildings	(2.5)	(4.3)
Vessels	(18.7)	(17.0)
Machinery and equipment	(6.7)	(20.4)
Office fixtures and furniture	(2.8)	(8.6)
Other	(5.5)	(1.9)

Total depreciation of tangible assets	(36.2)	(52.2)

Total depreciation and amortization	(44.6)	(59.9)
	=====================	=====================

(1) Excluding goodwill amortization in 2004

(b) Research and Development costs

Research and Development costs amounted to €13.8 million at the end of June 2005 and €15.7 million at the end of June 2004.

(c) Financial results from ongoing contracts

As described in Note 1 (q), financial income and expenses arising from ongoing turnkey contracts are included in revenue for €9.6 million at the end of June 2005 and €3.8 million at the end of June 2004.

Note 5 - Payroll and staff

Technip has a workforce of about 20,500 people, in 52 countries, including an average of 5,300 external staff integrated in operating teams (for fully consolidated companies).

For the companies accounted for under the proportionate consolidation method, the workforce is not significant.

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Note 6 - Financial result

In millions of Euro	06/30/05	06/30/04
		With no
		IAS 32/39
		impact

Interest Income	3.0	2.4
Interest Expenses	(3.1)	(3.9)
Convertible Bonds: financial costs and issue costs amortization	(4.0)	(4.7)
Convertible Bonds: split accounting	(7.6)	-
Convertible Bonds: loss on buy out	(2.0)	-
Convertible Bonds: redemption premium amortization	(5.9)	(4.5)
Credit Facility: financial costs	(1.6)	(1.4)
Interest on bond loan	(14.6)	(3.0)
IAS 32/39 impact	2.6	-
Others	(0.6)	(11.5)

Total financial result	(33.8)	(26.6)
	=====================	=====================

Note 7 - Income from discontinued operations

In millions of Euro	06/30/05	06/30/04

Gain/(loss) on sales of consolidated investments (a)	-	3.6
Other (b)	-	2.6

Income from discontinued operations	-	6.2
	=====================	=====================

(a)	As of June 30, 2004, the gain comes mainly from the disposal of EHR and IG Spa for respectively €2.9 million and €0,7 million.

(b)	As of June 30, 2004, this item mainly consists of the costs in connexion with the sale of the Boulogne Building (Coflexip International headquarter) for €1.4 million.

Note 8 – Income tax

The principles described in Note 1 (p) result in the following:

(a) Analysis of income tax expense

In millions of Euro	06/30/05	06/30/04

Current income tax	(2.6)	(34.8)
Deferred income tax	(25.2)	9.4
	=====================	=====================
Total income tax expense before tax on net gain on sales of investments	(27.8)	(25.4)
	=====================	=====================
Tax on the net gain on sales of investments	-	(0.7)
	=====================	=====================
Total income tax expense	(27.8)	(26.1)
	=====================	=====================

(b) Tax loss carry-forwards

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Tax loss carry-forwards and not yet utilized amount to €202.9 million. Most of them will expire after 2006. They mainly come from Technip Seiffert, Technip Germany and from Technip Offshore American subsidiaries.

Unrecorded deferred tax assets principally relate to tax loss carry-forwards on Technip Offshore US subsidiaries. They amount to €182.5 million as of June 30, 2005.

Note 9 - Diluted earnings per share

The diluted earnings per share have been determined in accordance with Note 1 (s).

	06/30/05	12/31/04
	(6 months)	(12 months)
(In millions of Euro)
Net income (loss)	55.0	111.8
Convertible Bonds: split accounting	7.6	-
Convertible Bonds: financial costs after tax	6.5	13.9

Net income before convertible bonds financial costs	69.1	125.7
	=====================	=====================
(In thousands)
Number of shares:
Issued shares at period end	96,595	96,443
Stock options (subscription options)	5,282	5,587
Convertible bonds	14,406	14,876
Technip shares held by subsidiaries	(1,395)	(1,361)

Number of diluted shares at period end (1)	114,888	115,545
	=====================	=====================
Number of shares considered into circulation	95,097	23,771

(In Euro)
Diluted earnings per share	0.60	1.09
Basic earning per share	0.58	1.18
Diluted earnings per share without convertible bonds effect	0.57

(1)	This number of shares takes into account the number of shares incurred by the conversion of every convertible bond into Technip shares, plus the number of shares generated by every outstanding stock option, less the number of treasury shares. The number of shares related to 2004 has been restated to take into account the split 4-for-1 which occurred after the stock exchange closing on May 13, 2005.

Note 10 - Intangible assets

In millions of Euro	06/30/05	12/31/04
	Net book value	Net book value

KTI/MDEU	115.6	115.6
Coflexip	2,264.8	2,264.8
Others	14.1	14.1

Goodwill	2,394.5	2,394.5
	=====================	=====================

Others	62.3	78.2
	=====================	=====================

Intangible assets, net	2,456.8	2,472.7
	=====================	=====================

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The goodwill represents the difference between the purchase price of an acquisition and the part of restated equity, after allocation to the appropriate assets and liabilities. Each year, the book value of goodwill is confirmed by an impairment test (see Note 1 (g)).

After using the purchase method, the residual goodwill of Coflexip has been allocated to two business lines of the Offshore division:

- “FLOATERS” and “Floating facilities” activities relate mainly to the Aker Maritime’s deepwater division acquired by Coflexip in 2001,

- “SURF” activity (Subsea, Umbilicals, Risers and Flowlines) corresponds to the main activity of Coflexip before the acquisition of Aker.

Goodwill net allocated to the « Floaters » activity	307.4
Goodwill net allocated to the « SURF » activity	1,852.1

     Both amounts of goodwill resulting from the allocation to the two principal business activities of Coflexip were the subject of impairment tests according to the method of cash flows converted to a current value (see Note 1 (g)). The net book value of the goodwill as of December 31, 2004 was confirmed by the impairment test.

No significant change occurred during the first half of 2005.

Note 11 - Property, plant and equipment

No significant change occurred during the first half of 2005.

Note 12 - Other investments and loans, net

In millions of Euro	06/30/05	12/31/04

Non-consolidated investments	5.3	4.3
Valuation allowance	(1.5)	(2.4)

Net value	3.8	1.9
	=====================	=====================
Loans related to investments	2.2	2.1
Valuation allowance	(1.6)	(1.6)

Net value	0.6	0.5
	=====================	=====================
Other financial assets	8.1	1.0

Other investments and loans, net	12.5	3.4
	=====================	=====================

Note 13 - Equity affiliates

The valuation of investments under equity method is based on the restated equity of each affiliate.

	Percentage owned		In millions of Euro

	06/30/05	12/31/04	06/30/05	12/31/04

Nargan	20.0%	20.0%	7.3	7.6
TP KTI SpA	25.0%	25.0%	0.9	1.6
TPL (a)	100.0%	100.0%	10.7	10.7

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Total	18.9	19.9
	======================	======================

(a)	Company that is being liquidated (for information, as of December 31, 2004, revenues and total assets, respectively amounted to €0.4 million and 11.7 million).

Note 14 – Construction contracts

Construction contracts relate to ongoing turnkey contracts, engineering/procurement contracts and ongoing contracts including installation and commissioning operations, which are recorded as described in Note 1 (d).

In millions of Euro	06/30/05	12/31/04

Construction contracts-due from clients	785.8	400.6
Construction contracts-due to clients	(16.6)	(33.1)
Advances received	(1,198.0)	(915.6)
	=======================	=======================
Construction contracts, net	(428.8)	(548.1)

The breakdown of construction contracts is as follows:

In millions of Euro	06/30/05	12/31/04

Expenses and margins booked under the percentage of completion method	8,590.4	6,593.4
Advances received	(9,002.6)	(7,108.4)
Losses at completion	(16.6)	(33.1)
	=======================	=======================
Construction contracts	(428.8)	(548.1)

According to the IFRS, netting per contract is made between the advances received and the revenue based on the percentage of completion. Depending on the debit or credit balance of the offsetting mentioned above, the net amount is booked as an asset or a liability under the “Construction contracts - due from clients” line item or “Advances received” line item.

If the contract presents a loss, the construction contracts balance plus the potential loss at completion will be booked under the “Construction contracts - due to clients” line item.

Compared with the balance sheet shown on the press release of July 28, 2005 some elements were reclassified from the “Construction contracts – due from clients” line item to the “Expenses and margins booked at the percentage of completion” line item, which amounts to €802.1 million from now on.

Note 15 - Inventories and deferred bid costs, net

In millions of Euro	06/30/05	12/31/04

Raw materials	52.1	37.1
Work in progress	16.3	46.1
Finished goods and merchandise	17.3	13.6
Less: valuation allowance	(9.8)	(9.6)

Inventories, net	75.9	87.2
	=======================	=======================
Deferred bid costs, net (a)	13.6	0.0

Inventories and deferred bid costs, net	89.5	87.2
	=======================	=======================

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(a)	Costs directly linked to the awarding of future turnkey engineering/construction contracts, for which the signature can be reasonably expected, are deferred and capitalized in the balance sheet.

Note 16 – Trade receivables

In millions of Euro	06/30/05	12/31/04

Receivables on contracts and guarantee retention	358.2	345.2
Doubtful receivables	23.4	24.5
Allowance for doubtful accounts	(22.4)	(20.7)

Total trade receivables, net	359.2	349.0
	=======================	=======================

The Group’s main clients include major oil and gas, petrochemical or oil-related companies.

The maturity of receivables corresponds to the operating cycle of the contracts.

In accordance with IFRS, since January 1, 2005, receivables relating to call up capital have been offset with advances received. From now on, this line item represents receivables from completed works and miscellaneous invoices (trade, services, others).

Each customer's financial situation is periodically reviewed. Provisions for doubtful receivables, which are deemed to be sufficient at the Group scale, are recorded for all potential uncollectible receivables.

Note 17 - Cash and cash equivalents

(a) Marketable Securities - Cash Equivalents

In millions of Euro	06/30/05	12/31/04
Marketable Securities:
Purchase Cost	649.3	739.4
Valuation Allowance	-	-

Market Value at Period-end	649.3	739.4
	=======================	=======================

Detailed Analysis of Marketable Securities:
Mutual Funds	438.8	501.8
Certificates of Deposit	112.8	103.4
Fixed Term Deposits	83.8	67.3
Others	13.9	66.9

Total Marketable Securities	649.3	739.4
	=======================	=======================

(b) Cash

Cash amounts to €853.5 million as of June 30, 2005, compared to €694.6 million as of December 31, 2004.

(c) Detailed Analysis of Cash and Marketable Securities by Currencies

In millions of Euro	06/30/05	12/31/04

Euro	754.2	793.0

U.S. Dollar	527.1	431.7
Great Britain Pound	50.8	87.0
Norwegian Crown	10.4	19.1

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Others	160.3	103.2

Total	1,502.8	1,434.0
	=====================	=====================

A large part of cash and marketable securities are booked or invested in Euros or US Dollar. The Group frequently uses these currencies within the framework of its commercial relations. Cash and cash equivalents in other currencies correspond to deposits retained by subsidiaries located in countries where such currencies are the national currency in order to ensure their liquidity or to amounts received from customers prior to the payment of expenses in these same currencies, or the payment of dividends.

Note 18 - Shareholders’ equity

(a) Parent company’s common stock changes

As of June 30, 2005, Technip common stock consisted of 96,561,016 outstanding shares with a par value of €0.7625. The changes since December 31, 2003 can be analyzed as follows:

	No. of shares	Common
	outstanding	stock
		(In millions of
		Euro)

Common Stock as of December 31, 2003	23,738,331	72.4
Employee Subscriptions (1)	331,780	1.0
Option of Subscription for Share Exercised (2)	40,543	0.1
	=====================	=====================
Common Stock as of December 31, 2004	24,110,654	73.5
Split: 4-for-1 (3)	96,442,616
Option of Subscription for Share Exercised (2)	152,108	0.1
Cancellation of shares held by the Company	(34,108)
	=====================	=====================
Common Stock as of June 30, 2005	96,561,016	73.6

(1)	Employee subscriptions: The shareholders authorized the conditions for such transaction at a meeting held on July 11, 2003.

(2)	These increases result from the exercise of stock options granted to employees as described in Note 18 (c).

(3)	After the close of business on May 13, 2005, Technip’s ordinary shares were split 4-for-1 on the decision of the Extraordinary General Meeting of April 29, 2005.

(b) Capital structure

	06/30/05	12/31/04

Oppenheimer Funds Inc	6.0%	6.0%
Institut Français du Pétrole (IFP)	3.2%	3.2%
Employees	2.0%	2.4%
Treasury shares and shares held by subsidiaries (*)	1.7%	1.4%
Others	87.1%	87.0%
	=======================	=======================
Total	100.0%	100.0%
	=======================	=======================
(*) June 30, 2005 balance includes 1,606,012 treasury shares

(c) Executive Stock Option Plans

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The 1999 stock option plan was authorized by the shareholders' meeting held on April 30, 1999 and implemented by the Board of Directors on April 30, 1999. These options are valid up to five years from the date of grant. This plan is over since April 30, 2004.

The 2000 stock option plan was authorized by the shareholders' meeting held on April 28, 2000 and implemented by the Board of Directors on December 14, 2000. These options are valid up to eight years from the date of grant.

The 2003 stock option plan was authorized by the shareholders' meeting held on June 20, 2002 and implemented by the Management Board on December 9, 2002. These options are valid up to six years from the date of grant.

The 2003 stock option plan (remaining portion of part B) was authorized by the shareholders’ meeting held on August 24, 2001 and implemented by the Board of Directors on May 21, 2003. These options are valid up to six years from the date of grant.

The former stock option plans implemented by Coflexip have been held by Technip since the merger between Technip and Coflexip SA. The stock option plans can be described as follows:

- Stock option plan 9.2 was authorized by the shareholders’ meeting held on May 21, 1996 and implemented by the Board of Directors on March 24, 1997. These options are valid up to ten years from the date of grant.

- Stock option plan 9.3 was authorized by the shareholders’ meeting held on May 21, 1996 and implemented by the Board of Directors on May 18, 1998. These options are valid up to ten years from the date of grant.

- Stock option plan 10 was authorized by the shareholders’ meeting held on June 2, 1999 and implemented by the Board of Directors on December 14, 1999. These options are valid up to ten years from the date of grant.

- Stock option plan 11 was authorized by the shareholders’ meeting held on May 30, 2000 and implemented by the Board of Directors on March 20, 2001. These options are valid up to ten years from the date of grant.

In compliance with IFRS 2, the Group has booked a charge of €2.8 million as of June 30, 2005. The evaluation of that cost was based on the binomial Cox Ross Rubinstein model.

		Number of Stock Options

Technip Plans	Plan 1999/2001		Plan 2003			TOTAL

					Remaining
	1st Part	2nd Part	Part A (c)	Part B (c)	Portion of
	1999 (a)	2000 (b)			part B
Options Granted (Purchase)	315,520	-	-	-	-	315,520

Options Granted as of 12.31.99	315,520	-	-	-	-	315,520

Options Exercised	(2,200)	-	-	-	-	(2,200)
Options Cancelled	(7,900)	-	-	-	-	(7,900)
Options Granted (Purchase)	-	139,576	-	-	-	139,576
Options Granted (Subscription)	-	493,028	-	-	-	493,028

Options Granted as of 12.31.00	305,420	632,604	-	-	-	938,024

Options Exercised (Purchase)	(20,800)	-	-	-	-	(20,800)
Options Exercised (Subscription)	-	-	-	-	-	-
Options Cancelled (Purchase)	-		-	-	-	-
Options Cancelled (Subscription)	-	(3,200)	-	-	-	(3,200)
Options Granted (Purchase)	-	-	-	-	-	-
Options Granted (Subscription)	-	-	-	-	-	-

Options Granted as of 12.31.01 (Purchase)	284,620	139,576	-	-	-	424,196

Options Granted as of 12.31.01 (Subscription)	-	489,828	-	-	-	489,828

Options Exercised (Purchase)	(4,400)	-	-	-	-	(4,400)
Options Exercised (Subscription)	-	-	-	-	-	-
Options Cancelled (Purchase)	(8,100)	-	-	-	-	(8,100)
Options Cancelled (Subscription)	-	(13,950)	-	-	-	(13,950)
Options Granted (Purchase)	-	-	-	-	-	-
Options Granted (Subscription)	-	-	234,080	462,920		697,000

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Options Granted as of 12.31.02 (Purchase)	272,120	139,576	-	-	-	411,696

Options Granted as of 12.31.02
(Subscription)	-	475,878	234,080	462,920	-	1,172,878

Options Exercised (Purchase)	-	-	-	-	-	-
Options Exercised (Subscription)	-	-	-	-	-	-
Options Cancelled (Purchase)	(14,200)	-	-	-	-	(14,200)
Options Cancelled (Subscription)	-	(27,200)	(22,090)	(4,400)	-	(53,690)
Options Granted (Purchase)	-	-	-	-	-	-
Options Granted (Subscription)	-	-	-	-	5,200	5,200

Options Granted as of 12.31.03
(Purchase)	257,920	139,576	-	-	-	397,496

Options Granted as of 12.31.03
(Subscription)	-	448,678	211,990	458,520	5,200	1,124,388

Options Exercised (Purchase)	(231,295)	-	-	-	-	(231,295)
Options Exercised (Subscription)	-	-	-	(900)	-	(900)
Options Cancelled (Purchase)	(26,625)	-	-	-	-	(26,625)
Options Cancelled (Subscription)	-	(34,000)	(10,380)	(10,350)	-	(54,730)
Options Granted (Purchase)	-	-	-	-	-	-
Options Granted (Subscription)	-	-	-	-	-	-

Options Granted as of 12.31.04	-	139,576	-	-	-	139,576

(Purchase)

Options Granted as of 12.31.04	-	414,678	201,610	447,270	5,200	1,068,758

(subscription)

Options Exercised (Purchase)	-	-	-	-	-	-
Options Exercised (Subscription)	-	-	-	(1,250)	-	(1,250)
Options Cancelled (Purchase)	-	-	-	-	-	-
Options Cancelled (Subscription)	-	(7,900)	(7,480)	(3,250)	-	(18,630)
Options Granted (Purchase)	-	-	-	-	-	-
Options Granted (Subscription)	-	-	-	-	-	-

Options Granted as of 06.30.05 (Purchase)	-	139,576	-	-	-	139,576

Options Granted as of 06.30.05 (subscription)	-	406,778	194,130	442,770	5,200	1,048,878

Maturity date	04.30.2004	12.14.2008	12.09.2008	12.09.2008	05.21.2009

(a)	Options utilizable after 3 years from 04.30.1999

(b)	Options utilizable after 3 years from 12.14.2000

(c)	Options utilizable after 3 years from 12.09.2002

(d)	Options utilizable after 3 years from 05.21.2003

Each option allows 4 shares.

		Number of Stock Options

Coflexip Plans	Plan 9.2	Plan 9.3	Plan 10	Plan 11	TOTAL

Options Granted in	1997	1998	1999	2001	-

Number of purchase options granted	-	-	-	34,415	34,415

Number of subscription options granted	200,000	123,400	127,386	180,000	630,786

Cumulative figures as of December 31, 2003:
Options Exercised (Purchase)	-	-	-	-	-
Options Exercised (Subscription)	(127,926)	(450)	(16,152)	-	(144,528)
Options Cancelled (Purchase)	-	-	-	-	-
Options Cancelled (Subscription)	(33,387)	(25,200)	(19,850)	(36,000)	(114,437)

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Options Granted as of 12.31.03 (Purchase)	-	-	-	34,415	34,415

Options Granted as of 12.31.03 (Subscription)	38,687	97,750	91,384	144,000	371,821

Options Exercised (Purchase)	-	-	-	-	-
Options Exercised (Subscription)	(10,833)	(8,050)	(20,760)	-	(39,643)
Options Cancelled (Purchase)	-	-	-	-	-
Options Cancelled (Subscription)	-	(1,900)	(1,334)	(1,000)	(4,234)

Options Granted as of 31.12.04 (Purchase)	-	-	-	34,415	34,415

Options Granted as of 31.12.04 (Subscription)	27,854	87,800	69,290	143,000	327,944

Options Exercised (Purchase)	-	-	-	-	-
Options Exercised (Subscription)	(5,607)	(8,150)	(23,120)	-	(36,877)
Options Cancelled (Purchase)	-	-	-	-	-
Options Cancelled (Subscription)	-	-	-	(19,415)	(19,415)

Options Granted as of 06.30.05 (Purchase)	-	-	-	34,415	34,415

Options Granted as of 06.30.05 (Subscription)	22,247	79,650	46,170	123,585	271,652

Note 19 - Provisions

The principles on the basis of which accrued liabilities are estimated are described in Note 1 (o).

In millions of Euro	06/30/05	12/31/04

Current provisions
Contingencies related to contracts	87.3	76.5
Other contingencies	17.3	16.6
Restructuring	3.3	6.0
Others	26.2	22.4

	134.1	121.5
Non-current provisions
Provisions for pensions	114.1	111.9
Others	1.2	3.4

	115.3	115.3

Total provisions	249.4	236.8
	=======================	=======================

“Contingencies related to contracts” relate to litigation about construction contracts.

Provisions for pensions are mainly for Germany, France, Italy and United-Kingdom. The calculations are based on actuarial assumptions especially defined for each country (staff turnover, price inflation rate, mortality rates).

Note 20 - Financial debt

(a) Analysis by nature

In millions of Euro		06/30/05	12/31/04

	Current
Short-term commercial paper		150.0	150.0

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Bank overdrafts	49.5	15.8
Accrued interest payable	7.1	24.7
Refundable advances: current	1.5	1.5

	208.1	192.0

Non-Current
Convertible bonds (1)	634.1	670.9
Bond loan (2)	650.0	650.0
Bank borrowings and credit lines (3)	88.4	82.4
Refundable advances: non-current	5.4	5.4
Others	0.1

	1,378.0	1,408.7

Total financial debt	1,586.1	1,600.7
	=======================	=======================
Short-term Financial debt (4)	208.1	192.0
Long-term Financial debt	1,378.0	1,408.7

(1) At the end of January 2002, Technip issued a bond loan with an option for conversion into new shares and/or exchange for existing shares (OCEANE offer) for an initial amount of €793.5 million. The reimbursement date was set on January 1, 2007 for bonds not converted into shares at this date.
The OCEANE offer, which received the final approval of the COB on January 22, 2002, has the following characteristics:
- Issued at a price of €170 (number of bonds issued: 4,667,647),
- The coupon payable on January 1st of each year amounts to 1% per year of the bonds' nominal value,
- The redemption date was set on January 1, 2007 for bonds not converted into shares at such date,
- The bond redemption price as of January 1, 2007 is €190.07 in the event of non-conversion or non-exchange,
- The actuarial rate of yield for the bondholder is 3.25% per year in the event of non-conversion or non-exchange.

As a result of the decision of the Extraordinary General Meeting of May 13, 2005, Technip’s ordinary shares were split 4-for-1 and the same ratio applies to convertible bonds: 1 bond for 4 Technip’s ordinary shares

The proceeds from the bond loan were used to repay part of the credit facility entered into by Technip to finance the purchase of Coflexip shares.

Technip repurchased 489,742 convertible bonds in 2004, and 117,700 convertible bonds in the course of the first semester 2005 for a total amount of €183.3 million.

In accordance with the bond loan issuing contract, the 1,066,236 convertible bonds thus redeemed have been cancelled, reducing the outstanding nominal amount to €634.1 million as of June 30, 2005.

As requested by IAS 39, Technip evaluated the equity instrument included in the OCEANE convertible bonds for an amount of €32.8 million. This amount has been recorded on the equity line item as at January 1, 2005. Therefore the financial liability included in the OCEANE convertible bonds amounted to €638.2 million as of January 1, 2005. As per IAS 39, the effective interest rate of the OCEANE borrowing is 6.24% .

(2) On May 26, 2004, Technip issued a bond loan for an initial amount of €650.0 million. The reimbursement date is set on May 26, 2011.
The coupon payable on May 26 of each year amounts to 4.625% per year of the bonds' nominal value.

The proceeds from the bond loan are intended to lengthen the debt maturity of the Group. As a result, the Group gets financial resources with low interest rates and is able to buy out convertible bonds before the maturity date of January 1, 2007.

(3) The bank credits and credit lines as of June 30, 2005, mainly include the credit facility of US $ 109 million (€88.4 million at June 30, 2005) from an authorized total amount of €850 million. This credit facility is used by Technip Offshore International to finance part of the acquisition of the Aker Maritime ASA Deepwater Division. Following an amendment signed on June 20, 2005 with the consortium of banks, the maturity of this new credit facility has been extended to June 20, 2010.

(4) The short-term financial debt, which represents €208.1 million, is broken as follows:
- Commercial paper for €150.0 million (terms of 1 to 3 months),
- Bank overdrafts and other short-term bank facilities for €49.5 million,

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- Accrued interest on OCEANE (convertible bonds) and several bank borrowings for €6.3 million, and
- Short-term part of the Group long-term debt, which amounts to €2,3 million (term less than one year).

b) Analysis by type of interest rate

(After Possible Hedging of Interest Rates)

In millions of Euro	06/30/05	12/31/04

Fixed Rate	1,386.7	1,441.3
Variable Rate	199.4	159.4

Total	1,586.1	1,600.7
	=======================	=======================

The variable-rate debt includes US$ 109.0 million (€88.4 million). This debt was swapped for a fixed rate debt until June 26, 2006.

Over the first half of 2005, the average rate of the fixed-rate debt stands at 3.88% per year versus 3.84% in 2004.

Over the same period, the average rate of the overall Group debt (fixed and variable rate) stands at 3.04% per year (3.84% per year after the amortization of the redemption premium relating to the convertible bond loan).

The average rate of debt is calculated by dividing the average outstanding debt for the fiscal year by the amount of financial costs for the fiscal year (with the exclusion of bank fees not expressly related to the debt).

(c) Analysis by Currency

In millions of Euro	06/30/05	12/31/04

Euro	1,447.8	1,503.0
US Dollar	107.8	80.4
Pound Sterling	—	—
Others	30.5	17.3

Total Financial Debt	1,586.1	1,600.7
Less: Amounts Due Within One Year	(208.1)	(192.0)

Total Long-term Debt	1,378.0	1,408.7
	=======================	=======================

(d) Annual Maturities of Long- term debt

In millions of Euro	06/30/05

2006(*)	634.8
2007	0.4
2008	0.6
2009	0.3
2010	88.4
2011 and after	653.5

Total Long-term Debt	1,378.0
(*) This amounts includes the €634.1 million redemption on convertible bonds, scheduled as of January 1, 2007

(e) Debt guaranteed by Suretyships and Security with Regard to Immovable Property

In millions of Euro			06/30/05			12/31/04

		Guarantee	Without	Total	Guarantee	Without	Total
			Guarantee			Guarantee
Non-current

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Bank Overdrafts, Short-term	---	49.5	49.5	---	15.8	15.8
Facilities and Others Commercial Paper	---	150.0	150.0	---	150.0	150.0
Short-term Part of Long-term Debts	0.8	7.8	8.6	1.5	24.7	26.2

Total Short Term Financial Debt	0.8	207.3	208.1	1.5	190.5	192.0

Long-term Financial Debt	---	1,378.0	1,378.0	---	1,408.7	1,408.7

Total Financial Debts	0.8	1,585.3	1,586.1	1.5	1,599.2	1,600.7
	===============	=================	============	=================	=================	=========

As of June 30, 2005, €0.8 million of bank and financial debts used by Technip and its subsidiaries are covered by security with regard to immovable property provided by these companies.

Note 21 - Financial instrument

As a result of the implementation of IAS 32 and 39, on January 1, 2005, the breakdown of the financial instruments is as follows:

		01/01/05	Variation	06/30/05

Assets
Derivatives		75.4	(25.8)	49.6
Trade receivables		(12.9)	9.7	(3.2)
Deferred tax assets			2.9	2.9

	Total	62.5	(13.2)	49.3
Liabilities
Reserves		11.2	0.1	11.3
Hedge and fair value adjustments		36.0	(29.0)	7.0
Net income			1.8	1.8
Accounts payable		9.7	(22.2)	(12.5)
Derivatives			48.0	48.0
Deferred tax liabilities		5.6	(11.9)	(6.3)

	Total	62.5	(13.2)	49.3

Note 22 – Off-balance Sheet Commitments and Contingencies

The off-balance sheet commitments are presented below. The commitments concerning financial debts are presented in Note 20. There is no material off balance sheet commitment that is not described below.

Contractual Commitments	Total as of 06/30/05	Scheduled payments sorted out per period
		Before 12/31/05	From 01/01/06 to 12/31/10	Beyond 12/31/10
Capital Leases	—	—	—	—
Operating Leases	359.0	20.7	191.6	146.7
Foreign Exchange Rate financial Instruments	2,052.3	1,061.8	990.5	—
Interest Rate financial Instruments	88.4	—	88.4	—
Total	2,499.7	1,082.5	1,270.5	146.7

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Other Commitments	Total as of 06/30/05	Amounts of commitments per period
		Before 12/31/05	From 01/01/06 to 12/31/10	Beyond 12/31/10
Parent Company Guarantees	16,389.4	3,065.9	11,815.2	1,508.3
Other Commitments Given	1,751.4	350.7	1,157.5	243.2
Total Commitments Given	18,140.8	3,416.6	12,972.7	1,751.5
Total Commitments Received	639.5	248.8	384.7	6.0

(a) Capital Leases and Operating Leases

The Group rents various equipment, vessels and buildings, mainly under lease contracts that will end during the next ten years. It is likely that the Group will have to renew them.

At the end of June 2005, the rental expense amounted to €25.6 million (including vessels for €5.1 million).

For memory, as of December 31, 2004, the rental expense amounted to €52.1 million (including vessels for €11.6 million).

As of June 30, 2005, the present value of minimum future lease payments is as follows:

In millions of Euro	Operating
Lease
For the Year Ended December 31,
2005	20.7
2006	41.2
2007	40.7
2008	38.4
2009	38.6
2010	32.7
2011 and thereafter	146.7

Total Current Net Value of Capital and Operating Leases	359.0

In 2003, Technip entered into a new lease contract related to a new office building located in Paris-La Défense, which is the Group's new headquarters. This lease relates to the period from March 1, 2003 to February 27, 2015. The lease payment remains constant per period of 36 months except for changes in the construction index.

In 2005 and 2004, no new significant leasing contract have been entered into by the Group

(b) Bank and commercial guaranties

The given and received commitments are summarized below:

In millions of Euro	06/30/05	12/31/04

Parent Company Guarantees	16,389.4	13,789.9
Commitments Given	1,751.4	1,418.6
Total Commitments Given	18,140.8	15,208.5

Commitments Received	639.5	539.4

Parent company guarantees given by the parent company to clients cover the due and proper performance of the specified construction contracts for which the average expiration period until the release of the commitment guarantees is about 5 years.
Parent company guarantees include the part of the contract that relates to our partners in joint venture, and are not reduced according to the percentage of completion.

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Other commitments given mainly relate to guarantees or counter-guarantees given by banks and insurance companies to various customers in connection with ongoing contracts, in order to secure due and proper performance of the contracts or following the payment of retention guarantees.

Commitments received mainly relate to similar guarantees obtained from suppliers or subcontractors in connection with ongoing contracts.

(c) Contingencies

Exceptional Events and Litigation:

The Company is subject to various legal proceedings and claims arising in the normal course of its business. In the opinion of the management, the probable outcomes of these actions will not materially affect the consolidated financial position, results of operations or, the net assets of the Company and its subsidiaries.

Based on a periodic review, litigations are evaluated as per IAS 19; The provisions are recorded under the “Contingencies related to contracts” line item, see Note 19.

The main litigations in progress are the following:

ITP

On December 21, 2001, a French company filed a complaint with the Tribunal de Commerce (Commercial Court) of Versailles against Coflexip, Coflexip Stena Offshore Limited and Coflexip Stena Offshore International. The claim alleges that Coflexip breached several confidentiality agreements. This company has also brought an action in the courts in Scotland and in the U.S. against Coflexip for infringement of a patent related to “pipe-in-pipe” technologies. The patent of this company was invalidated by the EPO (European Patent Office) in February 2004, and the Edimburg Appeal Court annulled the decision of the EPO considering that the EPO decision ought to have its effect on the UK territory. The Edimburg Court decision was subject to an appeal with the Chamber of Lords on February 19, 2005 at the latest. Since the company has not appealed before the required deadline, the Scottish procedure is closed. On the basis of the available information, Technip believes that these allegations are unfounded and that its potential exposure is not material.

Seamec

In February 2003, Technip through its subsidiary Coflexip Stena Offshore Mauritius Limited, purchased an additional participation of 20% in the share capital of its Indian listed subsidiary, South East Marine Engineering and Construction Ltd (SEAMEC) in an open offer ordered by the Securities and Exchange Board of India (SEBI) pursuant to the Indian stock exchange Regulations, as a consequence of the change of control of SEAMEC, which resulted from the public exchange/cash offer launched by Technip in July 2001.

The Securities Appellate Tribunal (S.A.T.), at the request of minority shareholders of SEAMEC, ordered Technip, on October 27, 2003 to pay the shareholders who brought their shares to the open offer an additional amount calculated on the quoted value of SEAMEC share in April 2000, based on the allegation that the change of control of Coflexip and consequently the change of control of SEAMEC occurred in April 2000 when Technip acquired the participation of Stena Offshore International BV of 29,68% in the share capital of Coflexip.

Technip filed an appeal with the Supreme Court of India and on January 9, 2004 was granted a stay of the S.A.T. decision on the condition that bank guarantees be issued in order to secure the relevant amount, pending final decision on the merit. A bank guarantee of an amount of 2.25 billion Indian Rupees, i.e. €40.0 million for the principal amount has been issued on February 17, 2004 and another bank guarantee of an amount of 225 million of Indian Rupees, i.e. €4.0 million to cover interests for a twelve months period has been issued on March 29, 2004. Technip is waiting for the Supreme Court of India decision on the merit.

According to the valuation of its exposure on that litigation, the Group does not record any provision. In May 2005, the decision on the merit was given in favour of Technip by the Supreme Court. Bank guarantees have been lifted.

Note 23 - Market related exposure and financial instruments

(a) Liquidity risk

A- Technip group financing is carried out within the scope of a group policy implemented by the Chief Financial Officer.

B- Cash management is centralized at the head office and coordinated through the financial centers located in the Group's main operating subsidiaries.

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The SNC Technip Eurocash (general partnership) is acting as a cash pooling entity for the Group’s main entities in respect of the various legislation and regulations in force locally. Thus, the SNC Technip Eurocash entered into cash pooling agreements with the Group’s main subsidiaries in order to pool the surplus cash, to meet their needs by pooling the Group’s financial resources except when economic and financial conditions lead to priority being given to a local debt. Technip Eurocash's management committee is made up of representatives of Group entities that are members of the SNC. This committee meets several times per year.

C- At the end of January 2002, Technip took advantage of favorable market conditions to issue a bond loan with an option for conversion into new shares and/or exchange for existing shares (the OCEANE offer) for a nominal amount of €793.5 million (see Note 20).

Technip has extended the average maturity of its debt of January 2002 by replacing a debt amortized biannually from June 30, 2002 to December 31, 2006 by a redeemable bond issue at a single date as of January 1, 2007, in the absence of conversion in consideration for a reduced financial cost in cash.

The redemptions of convertible bonds in 2002 and in 2003 were mainly refinanced by a bank credit (expiry date: December 30, 2007). Technip treasury and the partial use of the bond (see paragraph D) allow to cancel and to retire the credit facility, and to make other repurchases.

D- In May 2004, Technip took advantage of favorable market conditions to issue a bond loan for an amount of €650 million (see Note 20). It extended the average maturity of its debt.

E- As of June 30, 2005, the Group has various non-used financing sources that allow it to finance its needs:

1/ The available amount of €761.6 million out of an authorized €850 million credit facility, which was signed in 2004 and amended in 2005 by Technip (single redemption date: June 20, 2010).

This credit line is not guaranteed by security with regard to immovable property granted on the Group’s assets. This credit line comes with the usual commitments from Technip main entities, excluding all financial ratios.

The amendment signed in June 2005 mainly related to the credit maturity extension to June 2010 and to the decrease in financial conditions.

2/ Two credit facilities agreed to Technip, for an amount of €125 million each, usable in Euros or in US dollars. These expiry dates are respectively May 26, 2010 and June 27, 2010. They have the same commitments that the previous credit described.

3/ Various unused credit facilities amounting €10.6 million. The credit agreements with respect to these various financing arrangements do not include an early payment clause in case of deterioration of the borrower’s rating. These credit agreements include a variable interest rate clause in case they are used.

As of June 30, 2005, the amount of credit facilities confirmed and available is €1,022 million of which 1,011 are available after December 31, 2005. The outstanding commercial papers for the Group issued at the same date amount to €150 million for terms of 1 to 3 months within the scope of the program declared to the “Banque de France” for a maximum amount of €600 million.

F- The amounts due for the long-term debt with respect to 2005 and 2006 are €8.6 million. In the absence of conversion into shares, the redemption of the convertible bonds is due for January 1, 2007.

(b) Currency risk

As indicated in Note 1 (e), Technip uses financial instruments to manage its exposure to currency risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The exchange hedging contracts are divided up between several counter parties who are selected after due analysis.

The primary hedging instruments used to manage Technip’s exposure to currency risks are as follows:

In millions of Euro	06/30/05				12/31/04

	Maturity		Fair value	Nominal	Nominal value
	2006	2005		value
	and after

Buy currency, sell national currency (forwards and swaps)	45.8	204.0	1.1	249.7	233.9
Sell currency, buy national currency (forwards, swaps and options)	651.2	650.2	(27.2)	1,301.4	710.2
Sell/Buy foreign currencies	293.4	207.4	6.6	500.8	343.0

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Total	990.3	1,061.6	(19.5)	2,051.9	1,287.1

(c) Interest rate risk

The table hereafter presents the maturity of the financial assets and the financial debts of Technip as at June 30, 2005. The schedule of maturity corresponds to the date of the revision of the interest rates. It presents the amount of interest rate swaps carried out for the debt.

In millions of Euro	Technip Group
	Call Money Rate within 1 Year and Variable Rate	1 to 5 years	Over 5 years	Total
Fixed rate
Convertible bonds (including interest payable)	3.0	634.1		637.1
Bond loans (including interest payable)	3.0		650.0	653.0
Bank borrowings and credit lines bonds (including interest payable)	89.7			89.7
Refundable advances	1.5	1.9	3.5	6.9
Total	97.2	636.0	653.5	1,386.7

Variable rate
Cash and cash equivalents	(1,502.8)			(1,502.8)
Short-term commercial paper	150.0			150.0
Bank overdrafts	49.4			49.4
Total	(1,303.4)			(1,303.4)

Grand Total	(1,206.2)	636.0	653.5	83.3

Analysis of the sensitivity of the situation to the change in interest rates:

In as much as the net indebtedness before and after management within 1 year and variable rate is negative, Technip is not exposed to interest rate risk on its debt.

Method of monitoring the interest rate risk:

Technip regularly analyzes its exposure to interest rate risk. This activity is the responsibility of the Treasury Department and the Deputy Financial Director in charge of the financing and the treasury of the Group, who, in turn reports to Finances and Control Chief Executive Officer. The Treasury Department at head office consists of 13 people.

Interest rate hedging transactions and the methods of hedging are described below.

The Group does not use financial instruments for speculative purposes.

As of June 30, 2005, before recourse to interest rate swaps, the outstanding fixed-rate debt amounts to €1,291.0 million, including mainly the outstanding amount of 1,284.1 million related to bond borrowings.

In addition, the Group hedged US Dollars 109 million (€88.4 million) of its bank debt at a variable rate by swaps transforming them into fixed–rate debt. The underlying debt with regard to these hedging transactions relates to a part of the outstanding amount of the credit facility used to finance the acquisition of the Aker Maritime ASA Deepwater Division.

The hedging transactions and forward rate agreements were entered into with bank counterparties that satisfy the Group's criteria.

(d) Credit risk

A significant portion of the Company’s activity is concentrated with a limited number of clients since the worldwide market is dominated by a small number of major oil and gas companies. The Company regularly performs credit risk analyses before entering into contracts and has set up procedures for monitoring payments made by customers.

The Group has not observed in the first half of 2005 and to date significant payment defaults by its clients.

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Note 24 – Subsequent events

None.

Note 25 – Main consolidated companies and equity investees

List of the main consolidated subsidiaries as of June 30, 2005

Consolidated Subsidiaries	Country	June 30, 2005
		% control

Technip	France	Parent company
Technip France	France	100%
Technip Eurocash	France	100%
Technip Italy	Italy	100%
TPL-Tecnologie Progetti Lavori Spa	Italy	100%
TPG UK	United Kingdom	100%
Technip TPS	France	100%
Technip Iberia	Spain	100%
S.C.I. CB3 Défense	France	100%
Technip Overseas	Panama	100%
Technip Benelux NV	Belgium	100%
Technip Capital	Belgium	100%
ABAY Engineering	Belgium	100%
Technip Far East	Malaysia	100%
Technip International AG	Switzerland	100%
TTIL SNC (MIDOR)	France	100%
Technip KT India	India	100%
Technip Upstream Houston	USA	100%
Technip USA	USA	100%
Technip Benelux BV	Netherlands	100%
Technip Americas	USA	100%
Technip Holding Benelux BV	Netherlands	100%
Technip Germany	Germany	100%
Technip Seiffert	Germany	100%
Technip Singapore	Singapore	100%
Technip Middle East	United Arab Emirates	100%
Technip Engenharia	Brazil	100%
Citex	France	100%
Eurobatch	France	100%
SNPE Ingénierie Défense	France	100%
Seal Engineering	France	100%
Technipnet BV	Netherlands	100%
Technip Nouvelle-Calédonie	New Caledonia	100%
Engineering Re	Switzerland	100%
EPC-Business BV	Netherlands	100%
Technip Bolivar	Venezuela	100%
Technip Oil & Gas BV	Netherlands	100%
Technip-Coflexip Engineering Consultant (Shanghaï)	China	100%
Technipetrol Hellas S.A.	Greece	99%
Technip Portugal	Portugal	93.75%
Technip Marine (M) Sdn.Bhd.	Malaysia	90.4%
PT Technip Indonesia	Indonesia	90%
Technip Biopharm	USA	85%
Technip CIS	Russia	70%
Technip Tianchen	China	60%
Technip Engineering (B)	Brunei	49%
Technip Engineering (Thailand)	Thailand	49%
TPG (M)	Malaysia	44.10%
Technip Angola	Angola	60%
Technip Saudi Arabia	Saudi Arabia	40%
Inversiones Dinsa / DITECH	Venezuela	20%

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Technip Offshore International	France	100%
Flexi France	France	100%
Middle East Projects International (Technip MEPI previously Cofleximmo)	France	100%
Technip Marine	France	100%
Angoflex	France	100%
Coflexip Développement	France	100%
Technip Offshore N.V.	Netherlands	100%
Technip Offshore Contracting B.V.	Netherlands	100%
Technip Offshore Holdings Ltd.	United Kingdom	100%
Technip Offshore UK Ltd.	United Kingdom	100%
Technip Ships One Ltd.	United Kingdom	100%
Technip Ships Three Ltd.	United Kingdom	100%
Technip-Coflexip U.K. Holdings Ltd.	United Kingdom	100%
Coflexip U.K. Ltd.	United Kingdom	100%
Perry Slingsby Systems Ltd.	United Kingdom	100%
DUCO Ltd.	United Kingdom	100%
Genesis Oil and Gas Consultants Ltd	United Kingdom	100%
Technip Offshore Norge AS	Norway	100%
Technip-Coflexip Norge AS	Norway	100%
Coflexip Stena Offshore AS	Norway	100%
Technip-Coflexip U.S.A. Holdings Inc.	USA	100%
R.J. Brown Deepwater, Inc	USA	100%
DUCO Inc.	USA	100%
Coflexip Maritime Inc	USA	100%
Technip Offshore Inc	USA	100%
Technip Offshore Moorings Inc	USA	100%
Genesis Oil and Gas Consultants Inc	USA	100%
Gulf Marine Fabricators Inc	USA	100%
Perry Slingsby Systems Inc.	USA	100%
Technip Offshore Canada Limited	Canada	100%
Stena Offshore Jersey Ltd.	Jersey	100%
Coflexip Stena Offshore Mauritius Ltd.	Mauritius	100%
Technip Offshore Nigeria ltd	Nigeria	100%
Angoflex limitada	Angola	70%
Flexservice N.V.	Dutch Antilles	100%
Sunflex Offshore N.V.	Dutch Antilles	100%
Brasflex Tubo flexiveis Ltda	Brazil	100%
Brasflex Overseas Inc	Virgin Islands	100%
Sea Oil Marine Services Inc	Cayman Islands	100%
Flexibras Tubos Flexiveis Ltda	Brazil	100%
Technip Oceania Pty Ltd	Australia	100%
Technip CSO Australia Pty Ltd.	Australia	100%
Technip CSO Oceania Pty Ltd	Australia	100%
Technip CSO Oil and Gas Pty Ltd	Australia	100%
Genesis Oil and Gas Consultants Pty Ltd	Australia	100%
South East Asia Marine Engineering & Construction Ltd .	India	78.2%
Technip Offshore Finland OY	Finland	100%
Coflexip Singapore Pte ltd	Singapore	100%

Subsidiaries consolidated	Country	June 30, 2005
under proportionate method		% control

TSS Dalia SNC	France	55%
Technip South Africa (PTY) Ltd.	South Africa	51%
Bechtel Technip Goro, LLC	USA	50%
BRI-Technip (Q-CHEM)	Qatar	50%
CTME FZCO (Qatargaz)	United Arab Emirates	50%
SPF-TKP Omifpro SNC / SP-TKP Fertilizer	France /Italy	50%
ProTek Germany GmbH (ex Technip Anlagenbau)	Germany	50%
Technip India	India	50%
UCI FZC (Amenam)	United Arab Emirates	50%
Dalia Floater Angola	France	55%
Tipiel	Colombia	44.10%

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Technip Zachy Saipem LNG LP (Freeport)	USA	43%
CTEP FZCO (Qatargaz II)	United Arab Emirates	40%
Consorcia Contrina SNC/CC(S)V	France/Venezuela	34.40%
Saibos Akogep SNC	France	30%
TSKJ/LNG (Madecos)	Portugal	25%
FSTP PTE Ltd (P51/P52)	Singapore	25%
FSTP Brasil Ltda (P51/P52)	Brazil	25%
Deep Oil Technology Inc	USA	50%
Spars International Inc	USA	50%
PI Rauma OY	Finland	50%

Subsidiaries consolidated	Country	June 30, 2005
under equity method		% control

Technip KTI SpA	Italy	25%
Nargan	Iran	20%
TPL	Italy	100%

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VI - REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,
In our capacity as Statutory Auditors of the Company and as required by article L. 232-7 of the French Commercial Code (Code de commerce), we have performed a limited review of the accompanying interim consolidated financial information of Technip SA and its subsidiaries set out in the form of condensed interim consolidated financial statements for the period from January 1 to June 30, 2005, presented in Euros, and of the information contained in the management report.

These interim consolidated financial statements are the responsibility of the Managing Board. Our responsibility, based on our limited review, is to report our conclusions concerning these interim consolidated financial statements.

As part of the conversion to International Financial Reporting Standards (IFRS) as adopted within the European Union for the preparation of the 2005 consolidated financial statements, the interim consolidated financial statements have been prepared for the first time in accordance with said standards. They include comparative data for full-year 2004 and first-half 2004 restated according to the same rules.

We conducted our limited review in accordance with the professional standards applied in France. Those standards require that we perform limited procedures to obtain reasonable assurance, below the level resulting from a full audit, that the interim consolidated financial statements do not contain any material errors.

A limited review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards applied in France.

Based on our limited review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not presented fairly, in all material respects, in accordance with IFRS as adopted within the European Union.

Without qualifying the conclusion expressed above, we draw your attention to Note 1 of the interim consolidated financial statements which sets out:

- The options used for presenting the interim condensed consolidated accounts are compliant with the rules concerning presentation and disclosure specified in the General Regulations issued by the AMF but do not include all of the disclosures required by IFRS as adopted by the European Union.

- The reasons for which the comparative information that will be presented in the consolidated financial statements for the year ending December 31, 2005 and in the interim consolidated financial statements for the six months ending June 30, 2006 may differ from the information presented in the accompanying interim consolidated financial statements.

In accordance with professional standards applied in France, we have also reviewed the information given in the management report accompanying the interim consolidated financial statements that were the subject of our limited review.
We have no comments to make as to its fair presentation and its conformity with the interim consolidated financial statements.

Neuilly sur Seine and Paris, October 18th, 2005

The Statutory Auditors

Members of the Paris and Versailles Regional Companies

Barbier Frinault & Autres	PricewaterhouseCoopers Audit
ERNST & YOUNG
Gilles Puissochet	Louis-Pierre Schneider

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VII – TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

1)	Reasons for publication

2)	Organization of the IFRS standards transition project

3)	Changes in accounting methods and procedures

	3.1)	Presentation of the standards in the Technip context

	3.2)	First time adopter’s options

	3.3)	Main changes in Technip accounting policies

4)	Financial statements as of January 1, 2004

	4.1)	Shareholders’ equity reconciliation table: French GAAP to IFRS

	4.2)	Balance sheet reconciliation table: French GAAP to IFRS

	4.3)	Notes on main adjustments

5)	Financial statements as of December 31, 2004

	5.1)	Shareholders’ equity reconciliation table: French GAAP to IFRS

	5.2)	Balance sheet reconciliation table: French GAAP to IFRS

	5.3)	Profit and loss reconciliation table: French GAAP to IFRS

	5.4)	Notes on main adjustments

6)	Audit report

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1) Reasons for publication

As all European companies listed on public securities markets, Technip SA and its subsidiaries will prepare 2005 consolidated accounts in accordance with the IFRS (International Financial Reporting Standards) framework.

The consolidated accounts of Technip for the fiscal year of 2005 will be released under IAS/IFRS framework as endorsed by the European Union. The first Group accounts released in compliance with IFRS will be disclosed for the fiscal year of 2005 together with comparative 2004 statements under the same standards, except for the IAS 32 and 39. Those two latter rules were applied on January 1, 2005.

Pursuant to the AMF (French Securities Regulator) recommendation regarding the disclosure of financial information during this transition period, Technip has prepared financial information for the 2004 financial year, which begins by outlining the expected quantifiable impact of IFRS adoption on:

- Reconciliation of the consolidated equity statement as at January 1, 2004

- Reconciliation of the consolidated profit and loss statement as at December 31, 2004

- Reconciliation of the consolidated balance sheet statement as at December 31, 2004

Technip has based the preparation of the 2004 financial information on the IFRS and interpretations that it considers should be applied in the preparation of its comparative consolidated financial statements as of December 31, 2005. The bases used to achieve the 2004 financial statements, as detailed in the notes of this document, are as follows:

- The IFRS and interpretations whose application is mandatory for the financial year ended December 31, 2005, as they are known at this date;

- The principles resulting from Technip anticipated resolution of some technical questions and projects currently under discussion by the IASB and IFRIC, which could be applicable in the publication of its consolidated financial statements for 2005 financial year;

- The options and exemptions that the Group has applied and that very likely will be used in the preparation of its first IFRS consolidated financial statements for the 2005 financial year.

Knowing that some principles mentioned above may be subject to change before the end of 2005, it is possible that the opening balance sheet as of January 1, 2004 here presented, will differ from the one actually used as the basis for the 2005 financial statements.

The Audit Committee of the Board of Directors of Technip has reviewed the information. In their special report included in this current publication, the statutory auditors have expressed a positive opinion regarding the information shown in this document.

2) Organization of the IFRS standards transition project

In order to meet the implementation deadlines in the best possible conditions, Technip has taken a certain number of steps whose main characteristics are presented below:

a) Stage 1: Key differences between IFRS and French accounting standards have been identified through a study launched within the Group in 2003. Summary findings have been submitted to Technip’s Audit Committee.

b) Stage 2: The main steps leading to the raising of the IFRS opening balance sheet as of January 1, 2004 may be listed as follows:

•
During 2004, the Group’s finance division finalized its IFRS accounting options and submitted scenarios in successive Audit Committee meetings to assess the impact on equity of IFRS as at January 1, 2004.

•
Subsidiaries were informed of the IFRS accounting options chosen by the Group as well as the main impacts they would have. They were required to identify and report the estimated impacts that IFRS would have on their accounts. Their local external auditors reviewed these documents. The Group then compiled those changes in a re-written accounting principles manual that was sent to all subsidiaries.

•
On February 2, 2005, Technip issued a press release which provided preliminary un-audited estimates about the Group’s opening balance sheet under IFRS as of January 1, 2004 as well as the expected IFRS impacts on the Group’s 2005 consolidated accounts.

•	Opening balance sheet and shareholders’ equity reconciliations as of January 1, 2004 under IFRS were made public on April 14, 2005.

c) Stage 3: Presentation of 2004 Group consolidated accounts and 2005 quarterly accounts under IFRS:

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•
Our first quarter 2005 un-audited results were compiled and published pursuant to IFRS and were compared to the first quarter 2004 numbers, which were restated according to IFRS. That restatement was not audited either. Please see our Current Report on Form 6-K that we submitted to the SEC on May 19, 2005.

•	The current publication includes the restated 2004 financial statements, which are compliant with IFRS.

3) Changes in accounting methods and procedures

3.1) Presentation of the standards in the Technip context

Technip has prepared the 2004 financial statements pursuant to IFRS interpretations and norms that the Group believes are to be applied to get comparative figures for the 2005 consolidated accounts. This 2004 financial information mentioned in the previous notes result from:

•	the IFRS framework and interpretations, whose application is mandatory as of December 31, 2005, as known at date;

•
the technical matters and ongoing projects currently discussed by the IASB (International Accounting Standards Board) and the IFRIC (International Financial Reporting Interpretation Committee), which have been foreseen by the Group and which could be applied for the release of 2005 consolidated accounts;

•	as mentioned in paragraph 3.2) (a), the options taken and the exemptions used by the Group for its first IFRS consolidated accounts in 2005;

•	as mentioned in paragraph 3.2) (b), the option taken by the Group to apply the IAS 32 and 39 only on January 1, 2005, as allowed by the regulators.

3.2) First time adopter’s options

a) Main options chosen under IFRS 1

As from January 1, 2004, the IFRS have been applied retroactively. The IFRS 1 regulation governs the first time adoption of IFRS and offers options to the first time adopter. Within that frame, Technip elected for some exemptions permitted by the IFRS1, as follow:

- Business combinations (IFRS 3): Technip has decided not to restate business combinations prior to January 1, 2004.

- Fair value or revaluation as a deemed cost (IAS 16): Technip has decided not to record the fair value or revaluation of its assets as a deemed cost. On the other hand, Technip has analyzed and occasionally revised the depreciation periods and residual values of its main assets.

- Employee benefits (IAS 19): Technip has decided to book against shareholders’ equity unrecorded actuarial variances at the IFRS transition date and to subsequently apply the “corridor” method to any actuarial variances generated thereafter.

- Cumulative translation adjustments (IFRS 1): as of January 1, 2004, Technip has decided to assume that the amount of the cumulative translation adjustments for all its activities abroad was nil.

- Share based payments (IFRS 2): Technip has applied IFRS retroactively to all stock options attributed before January 1, 2004,including the ones granted after November 7, 2002.

- Technip has taken the option to apply IFRS 4 to insurance contracts as of January 1, 2004. The application of this standard does not impact Technip’s accounts.

- For the other standards, the restatement of assets and liabilities as of January 1, 2004 was performed retrospectively as though these standards had always been applied.

b) IAS 32/39

Technip has decided to apply IAS 32/39 with effect from January 1, 2005. The main estimated impact of these standards on 2005 Group accounts is described below:

- Accounting for convertible bonds in accordance with the “split accounting” method (splitting the bond into a separate debt and a shareholders’ equity component), which results in an increase in shareholders’ equity estimated of about

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€35 million as of January 1, 2005. This accounting treatment should generate an additional annual financial expense of around €17 million in both 2005 and 2006, without any cash impact.

- Marking to market financial instruments (mainly the Group’s foreign exchange risk hedging contracts) and recording incurred currency translation adjustments in the balance sheet and profit and loss statement.

3.3) Changes in Technip accounting policies

Within Technip environment, the main differences between the French accounting principles and the IFRS relates to the following items:

a) Presentation of financial statements (IAS 1)

The accounts under French standards are presented in IFRS format to highlight the distinction between current and non-current assets and liabilities, according to their maturity.

The main restatement relative to IAS 1 as applied to Technip consolidated accounts is the cancellation of deferred expenses. All residual deferred expenses as of December 31, 2003 are therefore directly cancelled and offset against shareholders’ equity in the opening balance sheet as of January 1, 2004, with the exception of deferred expenses and the reimbursement premium related to the convertible bonds issue which is treated in a specific way as of January 1, 2005 pursuant to IAS 32 on compound financial instruments.

b) Construction contracts (IAS 11)

The application of IAS 11 to Technip’s accounts entails the following adjustments:

Overhead expenses have been reallocated such that the costs of “functional” activities are no longer attributable to contract costs (as opposed to “operating” activities which directly contribute added value to contracts). These functional costs are therefore expensed entirely during the period they are incurred.

Bid costs on contracts are capitalized on a contract-by-contract basis when there is a strong probability that the contract will be secured. In the opposite case, these costs are expensed entirely during the period they are incurred.

Provisions for future costs on contracts delivered, as booked in the previous format of French consolidated accounts, are restated as “accrued expenses” upon provisional acceptance (or at another contractual milestone signifying the delivery of the contract).

Margins on certain minor contracts previously recorded in accordance with the completed method are henceforth processed in accordance with the percentage of completion method.

Furthermore, in accordance with articles 41 to 43 of IAS 11, balance sheet assets and liabilities must present the “due from clients” and “due to clients” amounts.

Also when applicable, balance sheet liabilities must mention, “Advance payment received from clients” under each contract on a contract-by-contract basis for all construction contracts in progress at the closing date. This can be summarized as follows:

Any surplus amount collected in excess of sales, as per contract terms and conditions, corresponds to the “advance payments received from clients” item.

The difference between:

(i) the total costs incurred together with the recognized gross margin under the Group’s accounting methods (especially any provisions for foreseeable losses on contract when applicable), and

(ii) the intermediate invoicing under the contract terms limited to work performed as measured by the revenue recognized under the Group’s accounting methods is the “Due from client” item or “Due to client” depending on whether the difference is positive or negative.

c) Property, plant & equipment (IAS 16)

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Application of IAS 16 on Technip accounts has resulted in the following reviews and adjustments:

- The values used as a basis to calculate depreciation amounts have been reviewed and where necessary written off, if a residual value remained at the end of their useful life.

- Analysis of asset use periods has led in some cases to reviewing the depreciation schedules according to the useful lives of the main components.

These differences have led the Group to record an increase in the net book value of its fixed assets in its opening balance sheet as at January 1, 2004.

In accordance with French accounting standards, the Group’s consolidated accounts include a “provision for dry docking” to cover inspection, major revision and replacements costs and expenses. This provision corresponds to the maintenance expenses it plans to incur on it vessels.

In accordance with IFRS, dry docking expenses are analyzed as specific vessel components. They must therefore be capitalized and give rise to depreciation over a period defined by the period between two dry docking operations (between 3 and 5 years).

This new method has led the Group to reverse from January 1, 2004 all dry docking provisions as recorded in its consolidated balance sheet as at December 31, 2003.

d) Leases (IAS 17)

Technip has entered into a 12 years lease for its head office at La Défense (Paris, France) effective March 1, 2003. Under the terms of the lease, Technip was entitled to take advantage of the first year of occupancy at no charge.

In the consolidated accounts under French GAAP, no rental expense was booked for the first year of occupancy.

Under IFRS, an annual rental expense for the entire 12 years lease duration has been determined on the basis of a total lease value. This has led the Group to record a rental charge corresponding to the first year of occupancy in its opening balance sheet as of January 1, 2004.

e) Employee benefits (IAS 19)

As permitted under French accounting practices, Technip did not book all “Employee benefits” obligations in its consolidated balance sheet. Instead these were disclosed according to the CNC recommendation 2003 R-01 as “off balance sheet items”.

Under IFRS, retirement plans and company benefits granted to the Group’s workforce must give rise to actuarial valuations in accordance with a shared and harmonized process, especially in terms of the valuation assumptions and methods. Moreover, hedging assets must be booked at their fair value.

Technip appointed an independent actuary to exhaustively analyze the Group’s social liabilities and to value these commitments in compliance with IAS 19. This project’s report, issued at the end of March 2005, assessed the impact of IAS 19 on the opening balance sheet as of January 1, 2004.

Consequently, the Group recorded in its opening balance sheet as of January 1, 2004 the total actuarial gains and losses, which were not booked at the transition date.

f) Current assets held for sale and discontinued activities (IFRS 5)

Under IFRS, the assets and liabilities related to companies or activities in the process of being sold must be presented on distinct lines of the consolidated balance sheet. This standard requires valuation at the lowest current book value and disposal value, less sale costs, while the write-off of the transferred assets is also suspended. This rule has no impact either on the opening balance as of January 1, 2004, or on the closing balance as of December 31, 2004.

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4) Financial statements as of January 1, 2004

4.1) SHAREHOLDERS’ EQUITY RECONCILIATION TABLE: FRENCH GAAP TO IFRS

In millions of Euro	French
	GAAP	IAS	IAS	IAS	IAS	IAS	Other	Total	IFRS
	12.31.2003	1	11	2/16	17	19	Standards	Restatements	01-01-2004

Notes		(a)	(b)	(c)	(d)	(e)	(g)

Consolidated Shareholders’ Equity
Common Stock	72.4								72.4
Paid-In Surplus	1,250.4						(0.1)	(0.1)	1,250.3
Treasury Shares and Shares Held by
Subsidiaries	(9.7)								(9.7)
Cumulative Translation Adjustments	(1.9)						1.9	1.9
Retained Earnings	646.5	(13.7)	(13.3)	23.8	(20.3)	(29.3)	0.5	(52.3)	594.2
Net Income (Loss)	(19.7)								(19.7)

Shareholders’ Equity	1,938.0	(13.7)	(13.3)	23.8	(20.3)	(29.3)	2.3	(50.5)	1,887.5

Minority Interests	9.2						0.3	0.3	9.5

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4.2) BALANCE SHEET RECONCILIATION TABLE - ASSETS: FRENCH GAAP TO IFRS

	French									IFRS 01-01-2004
In millions of Euro	GAAP	IAS	IAS	IAS	IAS	IAS 19	IFRS	Other	Total
	12.31.2003	1	11	2/ 16	17		5	Standards	Restatements

Notes		(a)	(b)	(c)	(d)	(e)	(f)	(g)

Non-Current Assets
Intangible Assets, net	2,497.0	(0.8)		0.1			(4.0)	(4.6)	(9.3)	2,487.7
Property, Plant and Equipment, net	738.5			20.8			(18.1)	0.1	2.3	740.8
Equity Affiliates	2.1							4.4	4.4	6.5
Other Financial Assets	8.4	(3.0)					(0.5)	(0.2)	(3.7)	4.7
Deferred Tax Assets	120.1	20.9				13.9		10.0	44.8	164.9
Assets Held for Sale						(3.3)	131.0		127.7	127.7

Non-Current Assets	3,366.1	17.1		20.4		10.6	108.4	9.7	166.2	3,532.3

Current Assets
Inventories, net	73.6		(5.3)	(2.7)			(0.7)		(8.7)	64.9
Construction Contracts - due from	6,368.2		(6,014.7)				(36.4)		(6,051.1)	317.1
Clients
Advances to Suppliers	244.6							(2.3)	(2.3)	242.3
Accounts Receivable, net	755.6		(33.5)				(40.8)	0.1	(74.2)	681.4
Tax Receivables	39.8							46.3	46.3	86.1
Other Current Assets, net	267.8	(89.7)					(6.4)	(42.0)	(138.1)	129.7
Cash and Cash Equivalents	892.4						(24.1)		(24.1)	868.3

Current Assets	8,642.0	(89.7)	(6,053.5)	(2.7)			(108.4)	2.1	(6,252.2)	2,389.8

TOTAL ASSETS	12,008.1	(72.6)	(6,053.5)	17.7		10.6		11.8	(6,086.0)	5,922.1

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4.2) BALANCE SHEET RECONCILIATION TABLE – SHAREHOLDERS’ EQUITY AND LIABILITIES: FRENCH GAAP TO IFRS

In millions of Euro	French									IFRS 01-01-2004
	GAAP	IAS	IAS	IAS	IAS	IAS 19	IFRS	Other	Total
	12.31.2003	1	11	2/ 16	17		5	Standards	Restatements

Notes		(a)	(b)	(c)	(d)	(e)	(f)	(g)

Shareholders’ Equity
Common Stock	72.4									72.4
Paid-in-Surplus	1,250.4							(0.1)	(0.1)	1,250.3
Treasury Shares and Shares Held by
Subsidiaries	(9.7)									(9.7)
Cumulative Translation Adjustment	(1.9)							1.9	1.9
Retained Earnings	646.5	(13.7)	(13.3)	23.8	(20.3)	(29.3)		0.5	(52.3)	594.2
Net Income (Loss)	(19.7)									(19.7)

Shareholders’ Equity	1,938.0	(13.7)	(13.3)	23.8	(20.3)	(29.3)		2.3	(50.5)	1,887.5

Minority Interests	9.2							0.3	0.3	9.5

Non-Current Liabilities
Convertible Bond Loan	800.0	(58.9)							(58.9)	741.1
Other Financial Liabilities	187.7							(1.8)	(1.8)	185.9
Commitments and Contingencies	101.2		0.1	(6.1)		39.9	(14.9)	(0.1)	18.9	120.1
Deferred Tax Liabilities	162.5							7.7	7.7	170.2
Liabilities Held for Sale							109.4		109.4	109.4

Non–Current Liabilities	1,251.4	(58.9)	0.1	(6.1)		39.9	94.5	5.8	75.3	1,326.7

Current Liabilities
Short-Term Part of Long-Term Debt	226.3							1.9	1.9	228.2
Accrued Liabilities	222.9		(98.9)				(6.6)	0.2	(105.3)	117.6
Advances received	7,047.8		(6,039.7)				(32.4)	(0.8)	(6,072.9)	974.9
Accounts Payable	783.1						(36.1)	0.1	(36.0)	747.1
Construction Contracts – Due to Clients			16.1						16.1	16.1
Tax Liabilities	111.3									111.3
Other Current Liabilities	418.1		82.2		20.3		(19.4)	2.0	85.1	503.2

Current Liabilities	8,809.5		(6,040.3)		20.3		(94.5)	3.4	(6,111.1)	2,698.4

TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	12,008.1	(72.6)	(6,053.5)	17.7	0.0	10.6	0.0	11.8	(6,086.0)	5,922.1

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4.3) Notes on main adjustments

(a) IAS 1: the impact on the opening shareholders’ equity amounts to €(13.7) million and includes the cancellation of deferred expenses for €(4.2) million net of tax as well as the cancellation of foreign exchange unrealized gains for €(9.5) million net of tax.

Under the assets of the balance sheet, cancellation of other receivables totaling €(89.7) million relates to:

- The reclassification of the reimbursement premium and issuance costs related to the convertible bond issue entered under the assets for respective amounts of €51.6 million and €7.3 million, less the convertible bond issue entered under the liabilities;

- The cancellation of cumulative translation adjustments in the assets for a total of €9.5 million;

- The cancellation of the amount of deferred tax asset on the reclassification of costs incurred to acquire Coflexip net of tax into the value of securities for €16.8 million;

- The cancellation of deferred expenses, net of tax, €4.5 million.

The balance sheet liabilities include expenses related to the convertible bond issue for €(58.9) million, corresponding to €(51.6) million under the reimbursement premium net of write-offs recorded in the assets and outstanding expenses to be allocated to the issuance costs for €(7.3) million.

(b) IAS 11: the impact on the opening shareholders’ equity totals €(13.3) million and includes the following restatements on construction contracts:

- Reallocation under overhead expenses previously allocated to building contracts for a total of €(9.9) million;

- Allocation to bid costs previously recorded under contract costs for €(3.8) million;

- Margin recognition according to the percentage of completion method on certain minor contracts previously accounted for under the completed method, i.e. a positive impact of €0.4 million.

Regarding the presentation of the consolidated balance sheet, the items related to assets on construction contracts (including the margin and any foreseeable losses) are offset with progress payments on contracts under the liabilities as previously described. This results in reclassifying €6,014.7 million under the assets and €6,023.6 million under the liabilities.

Moreover, “Provisions for future costs” on delivered contracts have been reclassified under “Accrued expenses” for €70.4 million.

(c) IAS 2, 16 & 37: the impact on the opening shareholders’ equity of IAS 16, IAS 2 and IAS 37 amounts to €23.8 million of which €12.2 million correspond to the write-back of provisions for “dry docking” for €6.1 million on one hand, and the capitalization of “dry docking” expenses for €6.1 million on the other hand. The increase in net value of fixed assets comes from the revaluation of factories and vessels, i.e. €11.7 million.

Moreover, the effects identified pursuant to IAS 2 regarding inventories have been presented with the IAS 16 incidences for the sake of simplification. These adjustments relate to the reclassification of certain spare parts from inventory to fixed assets accounts for a gross value of €2.7 million together with an additional depreciation amount of €0.2 million. As a result, the net book value of spare parts therefore amounts to €2.5 million.

(d) IAS 17: the impact on the opening shareholders’ equity, i.e. €20.3 million before income tax, corresponds to the adjustment on the Technip building rent for the first year of occupancy as previously described. This adjustment results in the recognition of a debt of €20.3 million against shareholders’ equity. The corresponding income tax impact is presented under the IAS 12 heading “Income tax” for €7.2 million.

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(e) IAS 19: adjustments corresponding to the valuation of employee benefits and the booking of total actuarial gains and losses not recognized at the transition date have entailed recording a net tax impact of €(29.3) million on the opening shareholders’ equity. This results in the consolidated balance sheet in:

*	recording additional provisions for employee benefits, net of hedging assets, for €39.9 million under liabilities,

*	booking a deferred tax asset of €13.9 million as well as deducting from “Assets held for sale held for sale” the reversal of provisions for employee benefits (€3.3 million) associated to companies being sold off under assets.

(f) IFRS 5: under this standard the balance sheet must distinctly present the assets and liabilities related to companies being held for sale as of January 1, 2004. None of these reclassifications impacts the opening shareholder’s equity.

This mainly concerns the shareholdings in EHR, IG Spa and KTI Spa for 75%, which were disposed of in 2004. This heading also contains office buildings (located in Boulogne and Westhill) for €13.1 million. These assets, deducted at their net values and reclassified from “Property, Plant and Equipment” to “assets held for sale”, were disposed of during 2004.

The balance of Property, Plant and Equipment undergoing reclassification and totaling €5.0 million relates to the previously mentioned companies.

(g) Other standards, in particular IAS 12: the main aim is to reflect the income tax impact of other standards and certain reclassifications in the balance sheet:

The IAS 12 impact on shareholders’ equity is an increase of €2.3 million mainly corresponding to the tax effects calculated on additional adjustment, except for the ones related to social liabilities, which are presented net of taxes (see (e)). The tax impact of other standards relates to the following IFRS adjustments:

*	Recognition of a deferred tax asset of €7.2 million on the additional rental charge booked on the Technip building (see (d)).

*	Recognition of a deferred tax asset on adjustments related to construction contracts for €4.4 million.

*	Cancellation of a negative deferred tax asset of €(1.6) million as a result of the capitalization of dry docking expenses.

*	Recognition of a deferred tax liability of €7.7 million on the adjustment on Property, Plant and Equipment (see (c)).

- The reclassification of cumulative translation adjustments within shareholders’ equity €(1.9) million.

- Inclusion of the goodwill amount in the value of securities accounted for under the equity method. (IAS 28 “Accounting for investments in associates»). The goodwill amounts recognized following the acquisition of securities accounted for under the equity method were previously booked as intangible assets under French GAAP. This adjustment applies to Nargan securities, which in this specific instance underwent a revaluation of €4.4 million.

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5) Financial statements as of December 31, 2004

5.1) SHAREHOLDERS’ EQUITY RECONCILIATION TABLE: FRENCH GAAP TO IFRS

In millions of Euro	French GAAP 12.31.2004	IAS 1	IAS 11	IAS 2/16/37	IAS 17	IAS 19	IFRS 2	IFRS 3	Other standards (1)	Total restatements	IFRS 12.31.2004
Notes		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Consolidated Shareholders' Equity
Common Stock	73.5										73.5
Paid-In Surplus	1,275.6										1,275.6
Treasury Shares and Shares Held by Subsidiaries	(32.4)										(32.4)
Cumulative Translation Adjustments	(25.0)								(9.3)	(9.3)	(34.3)
Retained Earnings	492.6	(13.7)	(13.3)	23.8	(20.3)	(29.3)	5.6		12.0	(35.2)	457.4
Net Income (Loss)	4.7	(5.9)	(9.5)	0.1	(1.7)	2.5	(5.8)	116.6	10.8	107.1	111.8
Shareholders’ Equity	1,789.0	(19.6)	(22.8)	23.9	(22.0)	(26.8)	(0.2)	116.6	13.5	62.6	1,851.6
Minority Interests	10.4								(0.6)	(0.6)	9.8

(1) of which IAS 12

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5.2) BALANCE SHEET RECONCILIATION TABLE – ASSETS: FRENCH GAAP TO IFRS

In millions of Euro	French GAAP 12.31.2004	IAS 1	IAS 11	IAS 2/16/37	IAS 17	IAS 19	IFRS 2	IFRS 3	Other standards (1)	Total restatements	IFRS 12.31.2004

Notes	(*)	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Non-Current Assets
Intangible Assets, net	2,363.9	(0.7)		(0.3)				116.6	(6.8)	108.8	2,472.7
Property, Plant and Equipment, net	714.9			22.5					(0.9)	21.6	736.5
Equity Affiliates	13.5								6.4	6.4	19.9
Other Financial Assets	5.8	(3.1)							0.7	(2.4)	3.4
Deferred Tax Assets	80.2	14.4				12,7			(40.7)	(13.6)	66.6
Assets Held for Sale

Non-Current Assets	3,178.3	10.6		22.2		12,7		116.6	(41.3)	120.8	3,299.1

Current Assets
Inventories, net	98.2		(8.3)	(2.7)						(11.0)	87.2
Construction Contracts - due from clients	6,593.4		(6,192.8)							(6,192.8)	400.6
Advances to Suppliers	249.4								(0.1)	(0.1)	249.3
Accounts Receivable, net	594.8		(245.8)							(245.8)	349.0
Tax Receivables	109.5	0.2							27.4	27.6	137.1
Other Current Assets, net	515.6	(62.7)	8.0						0.4	(54.3)	461.3
Cash and Cash Equivalents	1,434.0										1,434.0

Current Assets	9,594.9	(62.5)	(6,438.9)	(2.7)					27.7	(6,476.4)	3,118.5

TOTAL ASSETS	12,773.2	(51.9)	(6,438.9)	19.5		12.7		116.6	(13.6)	(6,355.6)	6,417.6

(*) To be compliant to the IFRS balance sheet format, the breakdown between current assets and non current assets is shown on the column « French GAAP ».
(1) of which IAS 12

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5.2) BALANCE SHEET RECONCILIATION TABLE – SHAREHOLDERS’ EQUITY AND LIABILITIES: FRENCH GAAP TO IFRS

In millions of Euro	French GAAP 12.31.2004	IAS 1	IAS 11	IAS 2/16/37	IAS 17	IAS 19	IFRS 2	IFRS 3	Other standards (1)	Total restatements	IFRS 12.31.2004

Notes	(*)	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Shareholders’ Equity
Common Stock	73.5										73.5
Paid-in-Surplus	1,275.6										1,275.6
Treasury Shares and Shares Held by Subsidiaries	(32.4)										(32.4)
Cumulative Translation Adjustment	(25.0)								(9.3)	(9.3)	(34.3)
Retained Earnings	492.6	(13.7)	(13.3)	23.8	(20.3)	(29.3)	5.6		12.0	(35.2)	457.4
Net Income (Loss)	4.7	(5.9)	(9.5)	0.1	(1.7)	2.5	(5.8)	116.6	10.8	107.1	111.8

Shareholders’ Equity	1,789.0	(19.6)	(22.8)	23.9	(22.0)	(26.8)	(0.2)	116.6	13.5	62.6	1,851.6

Minority Interests	10.4								(0.6)	(0.6)	9.8

Non-Current Liabilities
Convertible Bond Loan	706.9	(36.0)								(36.0)	670.9
Other Financial Liabilities	735.5	2.3								2.3	737.8
Commitments and Contingencies	78.9		1.2	(4.5)		39.5			0.2	36.4	115.3
Deferred Tax Liabilities	144.8								(29.3)	(29.3)	115.5
Liabilities Held for Sale

Non–Current Liabilities	1,666.1	(33.7)	1.2	(4.5)		39.5			(29.1)	(26.6)	1,639.5

Current Liabilities
Short-Term Part of Long-Term Debt	194.4	(2.3)							(0.1)	(2.4)	192.0
Accrued Liabilities	243.8		(122.3)							(122.3)	121.5
Advances received	852.5										852.5
Accounts Payable	7,353.6		(6,438.0)							(6,438.0)	915.6
Construction Contracts – Due to Clients			33.1							33.1	33.1
Tax Liabilities	27.6								2.7	2.7	30.3
Other Current Liabilities	635.8	3.7	109.9	0.1	22.0		0.2			135.9	771.7

Current Liabilities	9,307.7	1.4	(6,417.3)	0.1	22.0		0.2		2.6	(6,391.0)	2,916.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,773.2	(51.9)	(6,438.9)	19.5		12.7		116.6	(13.6)	(6,355.6)	6,417.6

(*) To be compliant to the IFRS balance sheet format, the breakdown between current assets and non current assets is shown on the column « French GAAP ».
(1) of which IAS 12

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5.4) PROFIT AND LOSS RECONCILIATION TABLE: FRENCH GAAP TO IFRS

In millions of Euro	French GAAP 12.31.2004	IAS 1	IAS 11	IAS 2/16/37	IAS 17	IAS 19	IFRS 2	IFRS 3	Other standards (1)	Total restatements	IFRS 12.31.2004

Notes	(*)	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Revenues	5,141.0		(0.2)						0.1	(0.1)	5,140.9

Cost of sales	(4,472.4)	(88.2)	(4.1)	(12.8)		(0.3)				(105.4)	(4,577.8)

Gross Margin	668.6	(88.2)	(4.3)	(12.8)		(0.3)			0.1	(105.5)	563.1

Depreciation and amortization other than Goodwill	(116.2)	103.3		12.9						116.2

Other income		4.8	(1.7)							3.1	3.1
Research and development costs	(30.2)										(30.2)
Selling costs	(96.8)		(2.3)							(2.3)	(99.1)
General and Administrative expenses	(166.9)	(13.9)	(1.0)		(1.7)					(16.6)	(183.5)
Other expenses	(21.2)	(4.6)	(0.2)			5.0	(5.8)			(5.6)	(26.8)
Goodwill amortization	(117.3)							116.6		116.6	(0.7)

Income from operations	120.0	1.4	(9.5)	0.1	(1.7)	4.7	(5.8)	116.6	0.1	105.9	225.9

Finance cost	(70.6)	(7.3)				(4.6)			(0.2)	(12.1)	(82.7)
Finance income	16.3										16.3
Share of profit of associates	1.2										1.2

Profit before tax	66.9	(5.9)	(9.5)	0.1	(1.7)	0.1	(5.8)	116.6	(0.1)	93.8	160.7

Income tax expense	(65.0)					(0.9)			11.7	10.8	(54.2)
Discontinued activities result	5.2					3.3			(0.8)	2.5	7.7

Profit for the period	7.1	(5.9)	(9.5)	0.1	(1.7)	2.5	(5.8)	116.6	10.8	107.1	114.2
Attributable to:
Equity holder of the Parent	4.7	(5.9)	(9.5)	0.1	(1.7)	2.5	(5.8)	116.6	10.8	107.1	111.8
Minority interest	2.4										2.4

(*)To be compliant with the IFRS P&L format, the exceptional result €(16,1) million shown on the French GAAP P&L format has been reclassified to “discontinued activities result” for €5.2 million and to income from operations €(21.3) million
(1) of which IAS 12

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5.4) Notes on main adjustments

(a) IAS 1: the impact on the opening balance shareholders’ equity amounts to €(13.7) million. The impact on the profit and loss result amounts to €(5.9) million and correspond to the following restatements:

- cancellation of the unrealized exchange difference posted on the balance sheet €(0.6) million;

- cancellation of deferred expenses €(2.7) million of which €(2.0) million are related to the reimbursement premium and issuance cost related to the convertible bond less the depreciations posted in 2004 as per French GAAP, which were reclassified to equity accounts as of January 1, 2004 for €1.1 million;

- the restatement of the exchange difference recognized by the Offshore activity in French GAAP €(3.7) milion.

On the asset side of the balance sheet, the unrealized exchange difference included in “other financial assets” was cancelled for €(3.1) million via the equity accounts. That amount is related to the cancellation of the unrealized exchange difference incurred by the Offshore division by year-end 2003.

There is an additional amount of deferred tax asset for €14.4 million coming from a reclassification of deferred tax related to Coflexip acquisition costs €16.8 million partially offset by a decrease of deferred tax assets €(2.4) million attached to the restatement of the unrealized exchange differences.

On the line item “Other current assets” an amount of €(62.7) million has been cancelled. The main components are:

- the transfer from the asset side of the balance sheet of the reimbursement premium and issuance cost related to the convertible bond OCEANE - respectively for €(32.1) million and €(3.9) million – to the account “convertible bond” on the liability side;

- the cancellation of the unrealized exchange difference – asset for an amount of €(13.3) million;

- the reclassification of deferred tax asset related to Coflexip acquisition costs for an amount of €(16.8) million.

On the liability side of the balance sheet, the related costs to the convertible bond “OCEANE” have been transferred €(36.0) million. Broken down, that amount corresponds to the reimbursement premium €(32.1) million and to the issuance cost €(3.9) million. Under the “Other current liabilities” line item, the adjustment of €(3.7) million represents the restatement of the exchange difference recognized by the Offshore activity in French GAAP.

As the option has been taken to show the profit and loss statement by function, the amortization line item disappeared. The amount of amortization €116.2 million incurred by the running of the operation has been split among the cost of sales and the general and administrative costs.

(b) IAS11: the impacts on the retained earning and the result accounts amount respectively to €(13.3) million and €(9.5) million. Those amounts include the following restatements related to the construction contracts:

- Overhead expenses related to functional activities, €3.4 million have been reallocated, as they are no longer attributable to contract costs;

- Bid costs on contracts are not capitalized any more, if there is not a strong probability that the contract will be awarded to Technip. Those costs are expenses when incurred €(12.9) million.

Regarding the lay out of the balance sheet and the posting of the activities related to construction contracts, the French asset and liability accounts have been offset and relocated to comply with IFRS. From now on, the booking of client payments, of invoicing and work in progress are done through the accounts “Construction contracts - due from clients” on the asset side and “Construction contracts – due to client” on the liability side of the balance sheet. Therefore those restatements led to a total reclassification of €(6,438.9) million on the asset side, of which €(6,192.8) million related to the account “Construction contracts - due from clients” and €(245.8) million under the “trade receivables” line item. The counterpart account for those reclassifications is mainly “Construction contracts – due to client” for an amount of €(6,438.0) million.

Furthermore, the provisions for future costs on contracts delivered have been reclassified to the “other current liabilities” line item for an amount of €79.9 million.

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(c) IAS 2, 16 & 37: the impact on the retained earning account amounts to €23.8 million of which €6.1 million corresponds to a release of provision related to the dry docking operations and €6.1 million coming from the capitalization of dry docking costs.

The impact on 2004 net income amounts to €0.1 million and corresponds to the following restatements:

* additional amortization on spare parts which have been capitalized to comply with IFRS: €(1.0) million (see information below),

* cancellation of the release of provision related to the dry docking operations. Under French GAAP, this release was posted through a profit and loss account: €(1.7) million,

* additional amortization incurred by the change of the useful life of fixed assets located in the Trait factory: €(0.6) million,

* cancellation of the dry docking expenses incurred in the year as they are capitalized. The impact has been partially offset by the related amortization. The net impact is €6.8 million, and

* additional amortization incurred by the change of the useful life of ships: €(3.4) million.

The increase of the net book value of the tangible assets mainly comes from the change of the useful life and the residual value of the factory industrial equipments and the ships, i.e. €11.7 million.

Besides, due to the definitions given by the IAS 2 and IAS 16, some spare parts must not be considered as inventory but as fixed assets. Therefore a reclassification for €2.7 million has been posted, decreasing the inventory line item and increasing the fixed assets line item.

(d) IAS 17: the impact on the retained earning account amounts to €20.3 million before income tax; it corresponds to the adjustment on the Technip building rent for the first year of occupancy as previously described (see paragraph 3.d). This adjustment results in the recognition of a debt of €20.3 million against shareholders’ equity. The corresponding income tax impact is presented under the IAS 12 heading “Income tax” for €7.2 million. The impact on the 2004 result is an additional charge of €(1.7) million partially offset by the deferred tax effect of €0.6 million (that latter amount is included in the column “h”). Therefore, the cumulative effect of those restatements amounts to a liability of €22.0 million on the closing balance.

(e) IAS 19: adjustments corresponding to the valuation of employee benefits and the booking of total actuarial gains and losses not recognized at the transition date have entailed recording a net tax impact of €(29.3) million on the opening shareholders’ equity. The impact on the 2004 result amounts to a profit of €2.5 million after tax that comes from:

•	a charge after tax of €(0.8) million corresponding to the difference between the Group actuary calculation done as per IAS 19 and the recognized debts shown on the local books by the subsidiaries.

•
the profit of €3.3 million incurred by the release of provision attached to the subsidiaries sold in the course of the year 2004. That amount is now shown under the “Discontinued activities” line item in the profit and loss account.

On the consolidated balance sheet, those restatements lead to show:

*	on the liability side, an additional provision for employee benefits, of €39.5 million,

*	on the asset side a deferred tax asset of €12.7 million.

(f) IFRS 2: the adjustment required by this standard on subscription options leads to a recognition of an additional charge of €(5.8) million on the 2004 profit and loss account, with an effect on the retained earning of €5.6 million. So, the net impact on the equity accounts at the closing date amounts to €(0.2) million. There is no tax effect, as this charge is not deductible.

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(g) IFRS 3: as requested by this standard, impairment tests were performed in 2004. The results of those tests show that no depreciation has to be booked. As a result, the amortization of €116.6 million, recorded in 2004 as per French GAAP, has been reversed versus the intangible assets concerned.

(h) Other standards, in particular IAS 12: the main aim is to reflect the income tax impact of other standards and certain reclassifications in the balance sheet.

The IAS 12 impact on shareholders’ equity is an increase of €2.3 million mainly corresponding to the tax effects calculated on additional adjustments, except for the ones related to social liabilities, which are presented net of taxes (see (e)).

The impact of the 2004 result amounts to €10.8 million and corresponds to the income tax impact of other standards.

The main reclassifications are related to:

- As per IAS 12, the offset between deferred tax assets and deferred tax liabilities for €(23.9) million;

- As per IAS 28, inclusion of the goodwill amount in the value of securities accounted for under the equity method. The total restatement amounts to €6.4 million at the closing date. The goodwill amounts recognized following the acquisition of securities accounted for under the equity method were previously booked as intangible assets under French GAAP.

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SPECIAL REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ABOUT IFRS RESTATED 2004 CONSOLIDATED ACCOUNTS

To the Shareholders,

At your request and in our capacity as statutory auditors of Technip S.A. (the “Company”), we have audited the accompanying consolidated accounts for the year ended December 31, 2004, which were restated in accordance with International Financial Reporting Standards (“IFRS”), as adopted in the European Union (the “restated consolidated accounts”).

The restated consolidated accounts are the responsibility of the Board. They have been prepared as part of the Company’s conversion to IFRS as adopted by the European Union in respect of the preparation of the 2005 consolidated financial statements. The restated consolidated accounts are based on the consolidated accounts for the year ended December 31, 2004 prepared in accordance with the accounting rules and principles applicable in France (the “consolidated accounts”), which we have audited in accordance with French professional standards. Based on our audit, we issued an unqualified opinion on such consolidated accounts. Our responsibility is to express an opinion on the restated consolidated accounts based on our audit.

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the restated consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the restated consolidated accounts. An audit also includes assessing the accounting principles used and significant estimates made by management for the preparation of the restated consolidated accounts, as well as evaluating the overall presentation of the restated consolidated accounts. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the restated consolidated accounts have been prepared, in all material respects, in accordance with the basis set out in the notes, which describe how IFRS 1 and the other International Financial and Reporting Standards as adopted in the European Union have been applied, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted for the preparation of the first complete set of consolidated financial statements in accordance with IFRS as adopted in the European Union.

Without qualifying our opinion, we draw attention to the fact that Note 1 explains why there is a possibility that the accompanying restated consolidated accounts may require adjustment before their inclusion as comparative information in the consolidated financial statements for the year to 31 December 2005 consolidated financial statements, when the Company prepares its first set of consolidated financial statements in accordance with IFRS as adopted in the European Union.

Moreover, because the restated consolidated accounts have been prepared as part of the Company’s conversion to IFRS as adopted by the European Union in respect of the preparation of the 2005 consolidated financial statements, they do not include comparative information relating to 2003, nor all the explanatory notes required by IFRS as adopted in the European Union, which would be necessary to provide, in accordance with these standards, a fair view of the assets, liabilities, financial position and results of the consolidated group of companies.

Neuilly sur Seine and Paris, May 18th, 2005
The Statutory Auditors
Members of the Paris and Versailles Regional Companies

Barbier Frinault & Autres	PricewaterhouseCoopers Audit
ERNST & YOUNG
Gilles Puissochet	Louis-Pierre Schneider

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: December 23, 2005
	By:	/s/ Olivier Dubois Olivier Dubois President, Chief Financial Officer